    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 1995

                                                       REGISTRATION NO. 33-88478
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                      THE SECURITIES EXCHANGE ACT OF 1933

                            ------------------------

                               VIVRA INCORPORATED
              (Exact name of registrant specified in its charter)

              Delaware                              94-3096645                              8092/8082
   (State or other jurisdiction of        (I.R.S. Employer Identification         (Primary Standard Industrial
   incorporation or organization)                     Number)                        Classification Number)

                            400 Primrose, Suite 200
                          Burlingame, California 94010
                                 (415) 348-8200
         (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)
                                 KENT J. THIRY
                     President and Chief Executive Officer
                               VIVRA INCORPORATED
     400 Primrose, Suite 200, Burlingame, California 94010, (415) 348-8200 (Name and address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------

                                    Copy to:

       SCOTT T. SMITH                PATRICK T. SEAVER
       CHARLES W. OTT                 CHARLES K. RUCK
 Pillsbury Madison & Sutro            Latham & Watkins
    2700 Sand Hill Road         650 Town Center, 20th Floor
    Menlo Park, CA 94025            Costa Mesa, CA 92626
       (415) 233-4500                  (714) 540-1235

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------
                                   MAXIMUM          PROPOSED         PROPOSED
     TITLE OF EACH CLASS            AMOUNT          MAXIMUM          MAXIMUM         AMOUNT OF
       OF SECURITIES TO             TO BE        OFFERING PRICE     AGGREGATE       REGISTRATION
       BE REGISTERED(1)         REGISTERED(1)       PER UNIT      OFFERING PRICE        FEE
- --------------------------------------------------------------------------------------------------
Common Stock, $.01 par
  value(2).................... 2,300,000 shares    $31.625(3)      $72,737,500     $23,579.96(4)
- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------



(1) Includes 300,000 shares that the Underwriters have the option to purchase from the Company to cover over allotments, if any.

(2) Includes Preferred Stock Purchase Rights which prior to the occurrence of certain events will not be exercisable and will trade with the Common Stock.

(3) Based on the average of the high and low prices of the Company's Common Stock on the New York Stock Exchange on February 7, 1995 pursuant to Rule 457.


(4) Includes $17,398.71 and $1,164.87 previously paid as part of the initial filing and first amendment to the Registration Statement based on anticipated offerings of 1,725,000 and 1,840,000 shares at maximum offering prices of $29.25 and $29.375, the average of the high and low prices of the Company's Common Stock on the New York Stock Exchange on January 17, 1995 and January 23, 1995, respectively.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES
     MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO
     BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION

                                                                FEBRUARY 9, 1995



                                2,000,000 SHARES


                                     [LOGO]

                                  COMMON STOCK
                               ------------------


     Of the 2,000,000 shares of Common Stock offered hereby, 1,925,000 shares are being sold by VIVRA Incorporated ("Vivra" or the "Company") and 75,000 shares are being sold by the Selling Stockholder. See "Selling Stockholder." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder. The Company's Common Stock is listed on the New York Stock Exchange under the symbol V. On February 7, 1995, the last reported sale price for the Common Stock was $31 3/4 per share. See "Price Range of Common Stock."

                               ------------------

  SEE "INVESTMENT CONSIDERATIONS" REGARDING MATTERS WHICH SHOULD BE CAREFULLY
                            CONSIDERED BY INVESTORS.
                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------
                              PRICE          UNDERWRITING        PROCEEDS        PROCEEDS TO
                                TO          DISCOUNTS AND           TO             SELLING
                              PUBLIC         COMMISSIONS        COMPANY(1)       STOCKHOLDER
- ------------------------------------------------------------------------------------------------
Per Share...............         $                $                 $                 $
- ------------------------------------------------------------------------------------------------
Total(2)................         $                $                 $                 $
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------

(1) Before deducting expenses of the offering estimated at $210,000.


(2) The Company has granted the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."


                               -----------------------

     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about February
  , 1995.

ALEX. BROWN & SONS
        INCORPORATED
                             DEAN WITTER REYNOLDS INC.

                                                MONTGOMERY SECURITIES

                THE DATE OF THIS PROSPECTUS IS FEBRUARY   , 1995

                               VIVRA'S OPERATIONS

                                  [INSERT MAP]

 Dialysis Centers
 Asthma and Allergy Practices
 Diabetes Management Centers
 Pharmacies
 Rehabilitation Contract Sites
 Physician Practice Management
 Ambulatory Surgery Centers

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Securities and Exchange Commission (the "Commission") are incorporated by reference in this Prospectus as of their respective dates:


     (1) Annual Report of the Company on Form 10-K (File No. 1-10261) for the fiscal year ended November 30, 1994.



     (2) The description of the Company's Common Stock contained in the Registration Statement on Form S-1 filed on April 19, 1990, Registration No. 33-34438, including any amendments and reports filed for the purpose of updating such description.


All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 and prior to the termination of the offering of the shares of Common Stock covered by this Registration Statement shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents.

     Any person to whom a copy of this Prospectus is delivered may obtain without charge, upon written or oral request, a copy of any of the documents or information incorporated by reference herein, except for certain exhibits to such documents. Requests should be directed to William H. Malkmus, Treasurer and Secretary, VIVRA Incorporated, 400 Primrose, Suite 200, Burlingame, CA 94010 (Telephone: (415) 348-8200).

                            ------------------------

     The Company's principal executive offices are located at 400 Primrose, Suite 200, Burlingame, California 94010, and its telephone number is (415) 348-8200.
                            ------------------------

     Any statement contained herein, or in a document incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus or such Registration Statement.

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus. Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." As used herein, a "fiscal" year means a year ending November 30.

                                  THE COMPANY

     Vivra is a provider of specialty health care services, principally the delivery of dialysis services. The Company is the second largest provider of dialysis services in the United States and treats approximately 9,000 patients through 150 centers in 24 states and the District of Columbia. In addition, through its Chronic Services segment, it provides diabetes management services, asthma allergy care and specialty pharmacy services. Vivra also provides rehabilitation therapy, ambulatory surgery services and physician practice management through its Other Services segment. Vivra's business strategy is to identify healthcare market segments in which it can partner with physicians to design, market and deliver services that are differentiated in terms of both clinical outcomes and overall costs.

                           INVESTMENT CONSIDERATIONS

     See "Investment Considerations" regarding matters which should be carefully considered by investors.

                                  THE OFFERING


Common Stock offered by the Company.....................  1,925,000 shares
Common Stock offered by the Selling Stockholder.........  75,000 shares
Common Stock to be outstanding after the offering.......  22,811,000 shares(1)
Use of proceeds.........................................  For general corporate purposes, including acquisitions and working
                                                          capital.
New York Stock Exchange symbol..........................  V


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                           YEAR ENDED NOVEMBER 30,
                                           -------------------------------------------------------
                                            1990        1991        1992        1993        1994
                                           -------    --------    --------    --------    --------
STATEMENT OF EARNINGS DATA:
  Operating revenues.....................  $98,345    $122,170    $162,255    $216,760    $284,649
  Operating costs........................   68,116      83,507     111,722     148,046     188,529
  General and administrative.............    9,646      10,884      14,113      20,722      37,495
  Depreciation...........................    3,351       3,878       4,864       7,196       9,552
  Interest...............................      654         700         872         912         523
  Earnings from continuing operations
     before income taxes.................   16,642      24,649      32,182      41,105      50,410
  Net earnings from continuing
     operations..........................    9,769      14,789      18,987      23,842      29,742
  Net earnings...........................   10,170      15,048      19,139      24,396      30,439
  Earnings per share from continuing
     operations..........................  $   .62    $    .81    $    .97    $   1.19    $   1.45
  Weighted average shares outstanding....   15,801      18,420      19,542      20,073      20,556



                                                                          NOVEMBER 30, 1994
                                                                     ---------------------------
                                                                      ACTUAL      AS ADJUSTED(2)
                                                                     --------     --------------
BALANCE SHEET DATA:
  Working capital..................................................  $ 97,244        $155,044
  Total assets.....................................................   276,007         333,807
  Long-term obligations............................................     4,938           4,938
  Stockholders' equity.............................................   211,854         269,654


- ---------------


(1) Excludes 2,136,692 shares issuable upon exercise of options outstanding under the Company's stock option plans as of November 30, 1994.


(2) Adjusted to reflect the sale of shares offered hereby and the receipt of the net proceeds therefrom and excludes the $1,112,250 payable to the Company upon the Selling Stockholder's exercise of options to purchase 75,000 shares of Common Stock in connection with this offering. See "Use of Proceeds."

                           INVESTMENT CONSIDERATIONS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.


     Medicare and Medicaid Dialysis Reimbursement. The Company estimates that approximately 70% of its dialysis revenues, including revenues for the reimbursement of the administration of the drug erythropoietin ("EPO"), for each of the fiscal years 1991, 1992 and 1993 and 66% for fiscal year 1994 were reimbursements from Medicare and Medicaid under the End-Stage Renal Disease ("ESRD") program administered by the Health Care Financing Administration ("HCFA"). Numerous Congressional actions have resulted in changes in the average Medicare reimbursement rate from a fixed fee of $138 per treatment in 1983, to a low of $125 per treatment in 1986. After a $1 per treatment increase in 1991, the average rate has remained at $126. The Medicaid programs are also subject to statutory and regulatory changes that could affect the rate of Medicaid reimbursement. The Company is not able to predict whether and to what extent changes to Medicare and Medicaid reimbursement rates will be made in the future. Any reduction in these reimbursement rates would have a material adverse effect on the Company's revenues and net earnings. See "Business -- Chronic
Services -- Dialysis Services."



     Erythropoietin Reimbursement and Supply. Since June 1, 1989, Medicare and Medicaid have provided reimbursement for the administration of EPO to dialysis patients for the treatment of anemia. During fiscal 1993 and 1994, approximately 80% and 82%, respectively, of the Company's dialysis patients received EPO. Revenues from the administration of EPO were approximately $33.8 million and $42.0 million, respectively, or 17% of dialysis revenues, for those periods. Effective January 1, 1994, Medicare and Medicaid reimbursement for the administration of EPO was reduced from $11.00 to $10.00 per 1,000 units. Any further reduction in the reimbursement rate for the administration of EPO would have an adverse effect on the Company's revenues and net earnings. In addition, EPO is produced by a single manufacturer and any interruption of supply could adversely affect the Company's revenues and net earnings.



     Intradialytic Parenteral Nutrition Therapy Reimbursement. Intradialytic parenteral nutrition ("IDPN") therapy is a nutritional supplement administered during dialysis to patients suffering from nutritional deficiencies. The Company is reimbursed by Medicare and Medicaid for the administration of IDPN therapy. The Company has two pharmacies which provide IDPN prescriptions and support services to certain of its dialysis patients and other third-party patients. During 1993 HCFA designated four durable medical equipment regional carriers (the "DMERCs") to process reimbursement claims for IDPN therapy. The DMERCs have established stringent medical policies for reimbursement of IDPN therapy, and most of the Company's claims for new patients have been denied or delayed. Where appropriate, the Company intends to appeal denials. In addition, the DMERCs are reportedly reviewing the existing IDPN medical policies. The final outcome of appeals and the anticipated review is uncertain and may ultimately reduce the number of patients eligible to receive reimbursement for IDPN therapy. Patients receiving IDPN therapy prior to the designation of the DMERCs are "grandfathered" under the prior local carrier's medical policies until March 1, 1995 or until the national policy for IDPN therapy is clarified. To the degree that there is a significant reduction in the number of patients eligible to receive reimbursement for IDPN therapy or a reduction in the amount of Medicare reimbursement, the Company's revenues and net earnings would be reduced.



     Other Sources of Dialysis Reimbursement. The Company estimates that approximately 30% and 34% of its dialysis revenues for the fiscal years ended 1993 and 1994, respectively, were derived from sources other than Medicare and Medicaid. Of these revenues, the largest portion came from private insurance for chronic dialysis treatments. Reimbursement from hospitals for acute dialysis treatments was also significant. In general, private insurance reimbursement and reimbursement for treatments performed at hospitals are at rates significantly in excess of Medicare and Medicaid rates. The Company believes that private payers may be required in the future to assume a greater percentage of the costs of dialysis care as the existing ESRD program is reviewed by the United States Congress, and as a result, private payers will focus on reducing dialysis payments as their overall dialysis costs increase. In addition, as health maintenance organizations ("HMOs") and other managed care providers expand, they will have a strong incentive to further reduce the costs of specialty care and will aggressively seek to reduce amounts paid for dialysis. The Company is unable to predict whether and to what extent changes in these reimbursement rates will be made in the future. Any reduction in the ability of the Company to charge rates that are in excess of those paid by Medicare and Medicaid would have a significant negative effect on the Company's revenues and net earnings.

     Operating Margins. There can be no assurance that the Company will be able to maintain its historical operating margins in its dialysis business. The Company's costs are subject to continuing increases as a result of rising labor and supply costs, opening and start-up expenses for new dialysis centers, the development of new managed care products and general inflation. At the same time, Medicare and Medicaid reimbursement rates for dialysis treatments depend on a number of factors and may remain fixed or be reduced. In addition, private payors may seek to reduce the amount which they pay for dialysis treatments. The Company is seeking to improve operating margins through increased productivity and various cost containment programs; however, there can be no assurance that its operating margins will not decline in the future.

     Growth of Dialysis Business. The Company is attempting to increase its rate of acquisition and development of new dialysis centers. Accordingly, the Company has increased its development staff and budget. The dialysis industry is highly competitive with respect to acquisitions of existing dialysis facilities and recruiting Medical Directors for new centers. Certain of the Company's competitors have substantially greater financial resources than the Company and compete with the Company for the acquisition of facilities. Competition for acquisitions has increased significantly in recent years and, as a result, the cost of acquiring existing dialysis facilities has also increased. To the extent that the Company is unable to acquire existing dialysis facilities economically, to develop facilities profitably or to recruit Medical Directors to operate its facilities, its ability to expand its dialysis business would be reduced significantly. See "Business -- Business Strategy" and "-- Competition."

     Growth of New Business. The Company has acquired and expects to acquire additional healthcare service businesses outside of the dialysis area. The development or acquisition of new businesses could require a significant capital commitment. Such new businesses or new facilities of existing businesses may incur significant losses and experience delays in attaining profitability and may never become financially viable. Further, they may not provide the Company with revenue as predictable as historically provided by the Company's dialysis business. In addition, certain companies, some of whom have longer operating histories and greater financial resources than those of the Company, are providing specialty healthcare and physician practice management services similar to those that the Company provides or may provide. The Company may be forced to compete with these entities for the acquisition of the assets of specialty medical clinics, contracts to manage such clinics and in some cases, the employment of clinic physicians. There can be no assurance that the Company will be able to compete effectively with such competitors, that additional competitors will not enter the Company's markets, or that such competition will not make it more difficult to expand in such markets on terms profitable to the Company. In addition, the Company intends to expand its existing businesses by contracting with managed care payers on a capitated or at-risk basis. Under capitated or at-risk contracts, the health care provider agrees to provide care for a fixed rate based on the number of health care plan members, regardless of the amount of care required. As a result, the service provider bears the risk of excess utilization. To the extent that a health care plan member requires more care than anticipated, the capitation rate paid to the health care provider may be insufficient to cover the costs associated with provided services. If the aggregate costs associated with providing medical services exceed the aggregate of the capitation rates, the Company could, directly or indirectly, be forced to absorb some of these costs which could have a negative effect on the Company's revenues and net earnings. See "Business -- Business Strategy" and "-- Competition."


     Government Regulation. The Company is subject to extensive federal and state regulation regarding, among other things, fraud and abuse, health and safety, environmental compliance and toxic waste disposal. In particular, the illegal remuneration provisions of the Social Security Act and similar state laws impose civil and criminal sanctions. These sanctions include disqualification from participation in the Medicare and Medicaid ESRD programs for persons who solicit, offer, receive or pay any remuneration, directly or indirectly, for referring a patient for treatment which is paid for in whole or in part by Medicare and Medicaid or for otherwise generating revenues reimbursed by either of these programs. In July 1991 and in

November 1992, the federal government published final regulations that provide exceptions or "safe harbors" from the illegal remuneration prohibitions for certain business transactions. Transactions that satisfy the criteria under the applicable safe harbors are deemed not to violate the illegal remuneration provisions. The Company seeks to comply with the safe harbors in those instances where possible. Due to the breadth of the statutory provisions and the absence in certain instances of regulations or court decisions addressing many of the specific arrangements by which the Company conducts its business, it is possible that the Company's practices might be challenged under these laws. The Office of Inspector General (the "OIG") of the Department of Health and Human Services ("HHS") has within the past 18 months published warnings that it believes two practices common in the dialysis services industry may violate certain statutory provisions. The Company believes that it has a reasonable basis for continuing practices which the OIG may regard as within the scope of the OIG's warnings and that, if challenged by the OIG, it could defend these practices. However, there can be no assurance that the Company will not be required to change one or more of these practices or be subject to sanctions. The Company's revenues and net earnings would be adversely affected as a result of any such change or sanctions. The Company has never been challenged under these statutes, however, and believes it complies in all material respects with these and all other applicable laws and regulations.



     Under both the Omnibus Budget Reconciliation Act of 1993 ("Stark II") and certain state legislation, it is unlawful for a physician to refer patients for certain designated health services to an entity with which the physician has a financial relationship. The Company believes that the language and history of Stark II indicate that Congress did not intend to include dialysis services and certain services and items provided incident to dialysis services within the legislative prohibition. However, certain services, including prescription drugs, clinical laboratory services and parenteral and enteral nutrients, equipment, and supplies, even when provided in conjunction with dialysis services, could be construed as designated health services within the meaning of Stark II. Due to the breadth of the statutory provisions and the absence of regulations or court decisions addressing the specific arrangements by which the Company conducts its business, it is possible that certain of the Company's practices might be challenged under these laws which could result in civil penalties, including exclusion or suspension of the Company from future participation in Medicare and Medicaid programs, and substantial fines. Although there can be no assurance, the Company believes that if Stark II is interpreted to apply to the Company's operations, the Company will be able to bring its financial relationships with referring physicians into material compliance under the provisions of Stark II, including relevant exceptions. If Stark II is broadly interpreted by HCFA to apply to the Company and the Company cannot achieve material compliance, it could have a material adverse effect on the Company's revenues and net earnings. See "Business -- Government Regulation."


     National Health Care Reform. There is significant national concern today about the availability and rising cost of health care in the United States. It is anticipated that new federal and/or state legislation will be passed and regulations adopted to attempt to provide broader and better health care and to manage and contain its cost. The Company is unable to predict the content of any legislation or what, if any, changes may occur in the method and rates of its Medicare and Medicaid reimbursement or in other government regulations that may affect its businesses, or, whether such changes, if made, will have a material adverse effect on its revenues and net earnings.

     Dependence on Physician Referrals. The Company's facilities depend upon their Medical Directors and to a lesser extent other local nephrologists for referrals of ESRD patients for treatment. As is generally true in the dialysis industry, at each facility one or a few physicians account for all or a significant portion of the patient referral base. The loss of one or more key referring physicians at a particular facility could have a material adverse effect on the operations of that facility, and the loss of a significant number of referring physicians could adversely affect the Company's overall operations.

     Advances in Medical Science. The development of new drugs or medical treatments that prevent kidney disease or reduce the necessity for dialysis treatments could have a material adverse effect on the Company's business. The Company is not aware of any developments that would, within the near future, prevent kidney disease, materially reduce or eliminate the need for dialysis treatments or render its dialysis equipment obsolete.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the Common Stock offered hereby will aggregate approximately $57.8 million (approximately $66.9 million if the Underwriters' over-allotment option is exercised). The Company will not receive any of the proceeds from the sale of Common Stock on behalf of the Selling Stockholder. All of the net proceeds will be used for general corporate purposes, including future acquisitions and working capital. During 1995 the Company intends to continue to acquire and develop new dialysis facilities and may acquire one or more primary care physician practices. The Company is also continually evaluating acquisition and development opportunities in specialty health care areas and may use a portion of the net proceeds from this offering to make investments in such businesses. The Company is currently in negotiations with respect to a number of acquisitions and asset dispositions, none of which is material. Initially, all of the proceeds will be invested in short-term investment grade or U.S. government securities.


                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is listed on the New York Stock Exchange ("the NYSE") under the symbol "V." The following table sets forth, for the periods indicated, high and low reported last sale prices for the Company's Common Stock on the NYSE Composite Tape, giving effect to a 3-for-2 stock split on November 10, 1993.


                                                                       COMMON STOCK PRICE
                                                                       ------------------
                                                                       HIGH           LOW
                                                                       ----           ---
    YEAR ENDED NOVEMBER 30, 1993:
         First quarter...............................................  $19  7/8       $15 1/8
         Second quarter..............................................   18  2/3        14 7/8
         Third quarter...............................................   23  1/4        18
         Fourth quarter..............................................   23  2/3        18 7/8
    YEAR ENDED NOVEMBER 30, 1994:
         First quarter...............................................  $26            $19 5/8
         Second quarter..............................................   26  5/8        22 3/4
         Third quarter...............................................   25  5/8        22 3/4
         Fourth quarter..............................................   29  1/2        25 1/2
    YEAR ENDED NOVEMBER 30, 1995:
         First quarter (through February 7, 1995)....................  $32  3/8       $26 5/8



     On February 7, 1995, the reported last sale price of the Company's Common Stock on the New York Stock Exchange was $31 3/4 per share. As of February 8, 1995 there were 1,986 holders of record of the Company's Common Stock.


                                DIVIDEND POLICY

     The Company has not declared or paid any cash dividends. The Board of Directors does not presently intend to pay regular cash dividends on the Common Stock. The payment of future dividends will be dependent upon the earnings, capital requirements and financial condition of the Company and such other business and economic factors as the Board of Directors considers relevant.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of November 30, 1994 and as adjusted to reflect the receipt of net proceeds from the sale by the Company of 1,925,000 shares of Common Stock pursuant to this offering at an assumed public offering price of $31 3/4 per share after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company.



                                                                           NOVEMBER 30, 1994
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                             (IN THOUSANDS)
Long-term debt, less current maturities...............................  $  4,938       $  4,938
Stockholders' equity:
  Common Stock:
     $.01 par value, 80,000,000 shares authorized, 20,811,000 shares
     issued actual and 22,811,000 shares issued as adjusted...........       208            227
  Additional paid-in capital(1).......................................    54,891        112,672
  Retained earnings...................................................   156,755        156,755
                                                                        --------       --------
       Total stockholders' equity.....................................   211,854        269,654
                                                                        --------       --------
          Total capitalization........................................  $216,729       $274,592
                                                                        ========       ========


- ---------------


(1) Excludes $1,552,000 of proceeds and tax benefits to be recorded upon the exercise by the Selling Stockholder of options to purchase 75,000 shares of Common Stock in connection with this offering.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION


     The selected consolidated financial information set forth below as of and for the years ended November 30, 1990, 1991, 1992, 1993 and 1994 has been derived from the Consolidated Financial Statements audited by Ernst & Young LLP. This selected consolidated financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's audited Consolidated Financial Statements and footnotes which are included herein.



                                                           YEAR ENDED NOVEMBER 30,
                                           -------------------------------------------------------
                                            1990        1991        1992        1993        1994
                                           -------    --------    --------    --------    --------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
Operating revenues:
  Chronic services.......................  $98,345    $122,170    $160,152    $210,533    $257,441
  Other services.........................                            2,103       6,227      27,208
                                           -------    --------    --------    --------    --------
Total operating revenues.................   98,345     122,170     162,255     216,760     284,649
Costs and expenses:
  Operating costs........................   68,116      83,507     111,722     148,046     188,529
  General and administrative.............    9,646      10,884      14,113      20,722      37,495
  Depreciation...........................    3,351       3,878       4,864       7,196       9,552
  Interest...............................      654         700         872         912         523
                                           -------    --------    --------    --------    --------
Total costs and expenses.................   81,767      98,969     131,571     176,876     236,099
Earnings from continuing operations
  before income taxes....................   16,642      24,649      32,182      41,105      50,410
Income taxes.............................    6,873       9,860      13,195      17,263      20,668
                                           -------    --------    --------    --------    --------
Net earnings from continuing
  operations.............................    9,769      14,789      18,987      23,842      29,742
Earnings from discontinued operations,
  less applicable taxes..................      401         259         152         554
Gain on sale of discontinued operations,
  less applicable taxes..................                                                      697
                                           -------    --------    --------    --------    --------
Net earnings.............................  $10,170    $ 15,048    $ 19,139    $ 24,396    $ 30,439
                                           =======    ========    ========    ========    ========
Earnings per share from continuing
  operations.............................  $   .62    $    .81    $    .97    $   1.19    $   1.45
Weighted average shares
  outstanding............................   15,801      18,420      19,542      20,073      20,556



                                                           YEAR ENDED NOVEMBER 30,
                                           -------------------------------------------------------
                                            1990        1991        1992        1993        1994
                                           -------    --------    --------    --------    --------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital........................  $30,581    $ 75,756    $ 72,104    $ 88,334    $ 97,244
  Total assets...........................   86,742     140,670     170,175     207,478     276,007
  Long-term obligations..................    7,227       7,174       7,457       4,179       4,938
  Stockholders' equity...................   68,296     118,235     140,875     172,267     211,854

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS


     The following is a comparative discussion of Vivra's financial condition and operating results by fiscal year, for the three years ended November 30, 1994. It should be read in conjunction with the selected financial information on the preceding page and Vivra's Consolidated Financial Statements and related notes thereto.



     On December 1, 1993, the Company sold its home healthcare nursing business, Personal Care Health Services. Accordingly, the results of operations for this business are shown separately under discontinued operations for prior years in the Consolidated Statement of Earnings, restated for comparative purposes.



     The Company has two principal business segments, Chronic Services and Other Services. Chronic Services consists of the dialysis, diabetes management and specialty pharmacy services businesses and, effective November 30, 1994, the asthma allergy care business. Other Services consists of the rehabilitation therapy, ambulatory surgery and physician practice management businesses. The asthma allergy business was acquired on November 30, 1994, and accordingly, the results of its operations are not included in the following operating comparisons.



1994 COMPARED WITH 1993



     For fiscal 1994 as compared to fiscal 1993, revenues increased $68.5 million, or 31.4%; costs and expenses $59.2 million, or 33.5%; earnings from continuing operations before taxes $9.3 million, or 22.6%, and net earnings from continuing operations $5.9 million, or 24.8%. In addition, during the year the Company recorded a gain of $697,000, after applicable taxes, on the sale of its home healthcare nursing business and in the prior year recorded $554,000 in earnings from discontinued operations, net of applicable taxes. In total, net earnings for the year increased $6.0 million to $30.4 million, or 24.8% compared to 1993. The increase in revenues and earnings resulted primarily from the continued growth of the dialysis business.



     Of the $67.9 million increase in operating revenues, revenues from Chronic Services, 94.4% of which was from dialysis services, increased $46.9 million to $257.4 million, or 22.3%. Revenues from Other Services increased $21.0 million to $27.2 million, a 336.9% increase. The increase in Chronic Services revenues was attributed primarily to a 15.5% increase in the number of treatments from 1,087,385 to 1,256,397 as a result of the addition of 12 new centers and improved patient census. An improvement in the payer mix, revenues from the administration of the drug Erythropoietin ("EPO"), prescribed for dialysis patients suffering from anemia, and other ancillary services contributed to increase in dialysis revenues. For 1994, revenues from EPO were $42.0 million, compared to $33.8 million in the prior year, a 24.3% increase, due to an increase in the number of patients receiving EPO and in the average size of dosages. As of November 30, 1994, approximately 82% of the Company's dialysis patients were receiving EPO, compared to 80% in 1993. The balance of Chronic Services revenues, 5.6% of the total, was attributable to the growth of specialty pharmacy services, principally for IDPN therapy, and diabetes management. These businesses experienced growth primarily due to an increased volume in services provided. The increase in Other Services revenues primarily reflects the acquisition and growth of the rehabilitation therapy business, and the addition of new ambulatory surgery centers. Other income, from interest earned on short-term investments, increased $649,000 to $1.9 million, or 53.2%, as a result of increased cash balances.



     Of the increase in costs and expenses, operating costs increased $40.5 million, or 27.3%, to $188.5 million in 1994. Chronic Services operating costs, of which dialysis represented 95.5%, increased $24.4 million to $169.4 million, or 16.8%, while operating costs of Other Services increased $16.1 million to $19.1 million, or 522.3%. Dialysis operating costs increased due to increased volume of business, expenses associated with the operation of new dialysis centers, the cost of the administration of EPO and higher labor and supply costs. The balance of Chronic Services operating costs, 4.5% of the total costs, was from the growth in specialty pharmacy services and diabetes management, which increased $3.0 million to $7.6 million, or 64.4%. Operating costs of Other Services increased as a result of the acquisition and growth of the rehabilitation therapy business, the addition of new ambulatory surgery centers and the start-up of the physician practice management business. General and administrative expenses increased $16.8 million to $37.5 million, or 80.9%, as a result of an increased volume of business, the addition of the rehabilitation therapy business, increased goodwill incurred as a result of acquisitions made during the past year, costs associated with the development of the ambulatory surgery and specialty pharmacy service businesses, the development of new managed care products and increased incentive compensation expense. Depreciation increased $2.4 million, or 32.7%, to $9.6 million, due to an increase in depreciable assets of the dialysis and the ambulatory surgery businesses.



     As a result of revenues increasing less rapidly than costs and expenses, earnings from continuing operations before taxes as a percentage of revenues decreased to 17.6%, compared to 18.9% in 1993. Overall, net earnings from continuing operations increased $5.9 million, or 24.7%, as a result of increased revenues, despite a slight decline in before-tax earnings margins.



1993 COMPARED WITH 1992



     For fiscal 1993 as compared to fiscal 1992, revenues from continuing operations increased $54.2 million, or 33.1%; costs and expenses increased $45.3 million, or 34.4%; earnings before taxes increased $8.9 million, or 27.7%; and net earnings increased $4.9 million, or 25.6%. The increase in operating revenues in 1993 was driven primarily by the continued growth of the dialysis business, and while operating profit margins declined slightly, the overall result was an increase in net earnings.



     Of the increase in revenues from continuing operations, revenues from Chronic Services, of which dialysis services represented 95.2%, increased $50.4 million to $210.5 million, or 31.5%. Other Services increased $4.1 million to $6.2 million, or 196.1%. The increase in Chronic Services revenues was due to a 22.6% increase in the number of treatments from 886,979 to 1,087,385 as a result of the addition of 10 new centers and improved patient census. Revenues from the reimbursement for the administration of EPO and other ancillary services also contributed to the increase in dialysis revenues. For 1993, revenues from EPO were $33.8 million compared to $24.2 million in the prior year period, a 39.4% increase, as a result of an increase in the number of patients receiving EPO and in the average size of dosages. As of November 30, 1993, approximately 80% of the Company's dialysis patients were receiving EPO, the same as a year earlier. The balance of Chronic Services revenues, 4.8% of the total, was attributable to the growth of specialty pharmacy services, principally for IDPN therapy, and diabetes management. The increase in Other Services revenues reflects a full year of operation in 1993 of the two ambulatory surgery centers acquired during 1992. Other income, from interest earned on short-term investments, decreased $277,000 to $1.2 million, or 18.5%, as a result of lower interest rates.



     Of the increase in costs and expenses from continuing operations, operating costs increased $36.3 million, or 32.5%, to $148.0 million in 1993. Chronic Services operating costs, of which dialysis represented 96.8%, increased $34.4 million to $145.0 million, or 31.2%, while operating costs of Other Services increased $1.9 million to $3.1 million, or 158.9%, over the prior fiscal year. Dialysis costs increased due to increased volume of business, expenses associated with the operation of new dialysis centers, the cost of the administration of EPO and higher labor and supply costs. The balance of Chronic Services operating costs, which represented 3.2% of the total, was attributable to growth in specialty pharmacy services and diabetes management, which increased $2.5 million to $4.6 million, or 118%. The increase in operating costs of Other Services was from growth of the business and a full year's operation in 1993 of the two surgery centers acquired in the third quarter of 1992. General and administrative expenses increased $6.6 million to $20.7 million, or 46.8%, as a result of an increased volume of business, costs associated with the development of the ambulatory surgery and specialty pharmacy services businesses, increased goodwill incurred as a result of acquisitions made in 1992, and increased incentive compensation expense. Depreciation increased $2.3 million, or 47.9%, to $7.2 million due to an increase in depreciable assets of the dialysis business and a full year's operation in 1993 of the ambulatory surgery business.


     As a result of revenues from continuing operations increasing less rapidly than costs and expenses, earnings before taxes as a percentage of revenues decreased to 18.9%, compared to 19.7% in 1992. Income taxes were 42.0% of earnings before taxes, compared to 41.0% in 1992. The increase in the tax rate was the result of an increase in the federal corporate tax rate, from 34% to 35%, retroactive to January 1, 1993, as mandated by the Omnibus Budget Reconciliation Act of 1993. The impact was an increase in taxes in 1993 of approximately $410,000. Overall, net earnings from continuing operations increased $4.9 million, or 25.6%, as a result of increased revenues, despite a slight decline in before-tax earnings margins.

     Net income from discontinued operations increased $402,000 to $554,000 in 1993 as a result of a consolidation of the business and reduction of costs. Operating revenues were $17.7 million, a decrease of $908,000 from 1992. In total, net earnings from continuing and discontinued operations increased $5.3 million to $24.4 million, or 27.5%, in 1993.

LIQUIDITY AND CAPITAL RESOURCES


     The Company requires capital primarily for the acquisition and development of dialysis facilities, including the purchase of property, plant and equipment, as well as the acquisition and development of other businesses. Capital and acquisition expenditures were $31.1 million, consisting of cash and 442,500 shares of the Company's Common Stock issued in connection with acquisitions and $36.9 million, consisting of cash and 257,213 shares of the Company's Common Stock issued in connection with acquisitions for the fiscal years ended November 30, 1993 and 1994, respectively. These capital and acquisition expenditures were funded primarily by the Company's cash flow from operations.



     The Company's primary source of cash flow has been, and is expected to continue to be from operations. Cash flow from operations was $28.5 million and $43.2 million, for the years ended November 30, 1993 and 1994, respectively. The Company's working capital increased by $8.9 million to $97.2 million at November 30, 1994, from $88.3 million at November 30, 1993.



     In fiscal 1995, the Company intends to continue to acquire and develop new dialysis facilities and may acquire one or more primary care physician practices. The Company is also evaluating acquisition and development opportunities in other sectors of specialty health care services. The Company expects that its capital and acquisition expenditures in fiscal 1995 will exceed expenditures for fiscal 1994. To the extent the Company is able to identify significant attractive investment opportunities, such expenditures could exceed $50.0 million. The Company believes that cash generated from operations together with available cash and the proceeds from this public Common Stock offering will be adequate to meet the Company's planned expenditure, acquisition and development and liquidity needs for fiscal 1995.



INFLATION AND PRICE CHANGES



     Approximately 70% and 66% of the Company's dialysis revenues were funded by Medicare and Medicaid, at fixed rates per dialysis treatment, before charges for ancillary services in 1993 and 1994, respectively. Despite significant inflation, the reimbursement rate remained constant from 1973 to 1983, was reduced by $11 per treatment in 1983 by an additional $2 per treatment in 1986 and was further reduced in 1989 and 1990 as a result of budget deficit reduction measures. Until 1988, the Company was able to offset most of these reductions by greater economies. From 1988 through 1990, however, the Company's earnings were adversely affected by increases in labor and supply costs without a compensating increase in reimbursement. Effective January 1, 1991, the Medicare and Medicaid reimbursement rate was increased $1 per treatment to an average of $126 per treatment and the budget deficit reductions from such rates were eliminated. This increase has helped moderate inflationary cost pressures. The Company is unable to predict what, if any, future changes may occur in the Medicare and Medicaid reimbursement rates and, if made, whether such changes will help alleviate or increase inflationary pressures on the Company's costs.



     The balance of dialysis revenues, other than Medicare and Medicaid, increased to 34% in 1994, compared to 30% in 1993. This change in payer mix was a result of the Omnibus Budget Reconciliation Act of 1993 which shifted payer responsibility from the Medicare program to private insurance plans. In general, non-government revenues are at rates significantly in excess of Medicare and Medicaid rates. Any restriction or reduction of the Company's ability to charge rates in excess of those paid by Medicare and Medicaid would have a significant negative effect on the Company's revenues and earnings. It is expected that the growth of health maintenance organizations and other managed care organizations will create a more competitive environment which will require the Company over time to reduce prices for some of its services. The Company is investing in the development of managed care products which are intended to offset the negative impact of such reduced prices. If the new products are not successful, any reduction in prices will result in significantly lower operating margins for the dialysis business.



RECENT DEVELOPMENTS



     Since the end of the fiscal 1994, the Company has acquired six dialysis facilities, opened two new facilities and closed two facilities, and as a result currently operates 156 facilities.

                                    BUSINESS

     Vivra is a provider of specialty health care services, principally the delivery of dialysis services. The Company is the second largest provider of dialysis services in the United States and treats approximately 9,000 patients through 150 centers in 24 states and the District of Columbia. In addition, through its Chronic Services segment, it provides diabetes management services, asthma allergy care and specialty pharmacy services. Vivra also provides rehabilitation therapy, ambulatory surgery services and physician practice management through its Other Services segment. Vivra's business strategy is to identify healthcare market segments in which it can partner with physicians to design, market and deliver services that are differentiated in terms of both clinical outcomes and overall costs.

BUSINESS STRATEGY

     Healthcare payers are making increasingly proactive and informed decisions in procuring the services of healthcare providers on behalf of their beneficiaries with particular attention to the chronically ill. Increasingly, payers are selecting providers who demonstrate expertise in the management of chronic conditions, including a capability to reduce clinical complications leading to hospitalization and avoidable medical procedures. Physicians involved in the delivery of primary as well as specialty care are seeking to reform and restructure their practices to more effectively meet the needs of these payers. Vivra's business strategy is to identify those sectors of healthcare services in which it can enable physicians to market and provide services that are differentiated both in terms of outcomes and costs on a sustained basis.


     Vivra continues to expand its already significant presence in the dialysis services market through acquisition and development to further realize economies of scale. Although the Company currently derives nearly all of its revenues and earnings from dialysis services, predominantly in a fixed fee-for-service environment, it is placing strong emphasis on the development of managed care products in both Chronic Services and Other Services segments. The Company believes its recent acquisitions in the area of asthma allergy care and physician practice management offer opportunities for the Company to develop and market innovative services in a managed care environment. The Company intends to continue to explore potential new markets where it can apply its expertise in chronic disease and where it can be a low cost, high quality provider of healthcare services. See "-- Competition."


     Vivra currently participates in the following major markets:

     Dialysis. Vivra provides dialysis treatment and ancillary services to patients suffering from chronic kidney failure, or ESRD. As of November 30, 1994, the Company operated 150 outpatient dialysis facilities in 24 states and the District of Columbia and treated approximately 9,000 patients. The Company also provides inpatient dialysis services for acute patients at general hospitals. Currently it is estimated that the six largest providers constitute approximately one-third of the estimated $4 billion outpatient dialysis treatment market and consolidation in the dialysis services market is expected to accelerate.

     Diabetes Management. Vivra is the second largest operator of diabetes management centers in the United States. The Company, working with primary care physicians and hospital staffs, attempts to improve the management of patients' chronic condition to achieve a reduction in clinical complications, lengthy hospitalization and avoidable medical procedures.


     Asthma Allergy Care Services. The Company recently acquired a national provider of care to asthma and allergy sufferers. The Company believes that with this acquisition it is the only national provider in the asthma allergy care market segment. The Company estimates that total expenditures related to asthma and allergy treatment are approximately $6 billion in the United States. Through the application of standardized practice management guidelines, including preventive care, the Company's goal is to provide payers with cost savings through improved patient health as well as reductions of hospital visits. The Company recently entered into its first capitation agreement with a managed care provider covering 300,000 lives. The agreement is scheduled to take effect in the first half of fiscal 1995.

     Physician Practice Management. Vivra has also recently entered the business of managing practices of primary care providers, which it believes presents significant opportunities for growth. Although a recent entrant to the market, Vivra's management has acquired experience in dialysis and other businesses working in partnership with physicians.

CHRONIC SERVICES

  DIALYSIS SERVICES

     The Company is the second largest provider of dialysis services in the United States. The Company believes that its 150 established treatment facilities and the economies of scale inherent in the operations of a multi-facility business provide a significant base for expansion. The Company intends to develop and acquire facilities primarily in existing and contiguous geographic markets and to increase the number of physicians and other sources of patient referrals.

     End-Stage Renal Disease. ESRD is the state of advanced renal impairment that is irreversible and fatal without treatment. According to HCFA, the number of patients who require chronic dialysis grew from approximately 66,000 in 1982 to approximately 170,000 in 1993, representing a compound annual growth rate of 9%. The Company attributes the continuing growth in the number of ESRD patients principally to the aging of the general population, demographic trends and medical advances resulting in increased life expectancy of patients with hypertension, diabetes and other illnesses that lead to ESRD. Moreover, improved technology has enabled older patients and those who previously could not tolerate dialysis due to other illnesses to benefit from this life-prolonging treatment. Qualified patients with ESRD have been entitled since 1973 to Medicare benefits regardless of age or financial circumstances.

     Treatment Options for End-Stage Renal Disease. Treatment options for ESRD include hemodialysis, peritoneal dialysis and kidney transplant surgery. HCFA estimates that, as of December 31, 1993, 82% of the ESRD patients in the United States were receiving hemodialysis treatment in outpatient facilities. The remaining 18% were treated in the home or in the hospital as inpatients. Patients treated in the home are monitored by a designated outpatient facility or qualified physician's office.

     Hemodialysis uses an artificial kidney called a dialyzer to remove certain toxins, fluid and salt from the patient's blood, and a machine to control external blood flow and to monitor certain vital signs of the patient. Typically dialysis for the chronic patient is performed three times per week, for approximately four hours per treatment, and continues for the patient's lifetime.

     Peritoneal dialysis is generally performed by the patient at home. The most common methods are continuous ambulatory peritoneal dialysis ("CAPD") and continuous cycling peritoneal dialysis ("CCPD"). CAPD offers patients an improved lifestyle, but is limited in application by a higher incidence of infection. CAPD uses the patient's peritoneal (abdominal) cavity to eliminate fluid and toxins from the patient. CCPD uses a mechanical device to cycle dialysis solution while a patient is sleeping.

     An alternative treatment not provided by the Company is kidney transplantation. While this option, when successful, is the most desirable form of therapeutic intervention, the shortage of suitable donors limits the availability of this surgical procedure as a treatment option. In addition, attempts are being made to develop new drugs or medical treatments that prevent or reduce the necessity for dialysis. The Company is not aware of any medical advances that would, within the near future, materially reduce or eliminate the need for dialysis treatments or render its dialysis equipment obsolete.

     Location, Capacity and Operation of Facilities. As of November 30, 1994, the Company owned and operated 150 facilities of which 123 are located in leased premises and 27 are located in buildings owned by the Company. The facilities range in size from 6 to 41 stations; the average size is 15 stations. The facilities are located as follows: California (29); Florida (20); Georgia and Texas (14 each); Pennsylvania (12); Alabama and Virginia (10 each); South Carolina (9); Louisiana and North Carolina (4 each); District of Columbia, Maryland, Missouri and Tennessee (3 each); New Mexico (2); and Arizona, Arkansas, Colorado, Connecticut, Kansas, Illinois, Michigan, Oklahoma, Oregon and West Virginia (1 each). The Company believes that due to its large size it has economies of scale in areas such as purchasing, billing and collections and data processing not available to smaller dialysis providers. As an investment, the Company owns 49% of a clinical laboratory which provides many of the Company's dialysis testing services.

     The number of the Company's facilities has increased during the past four years; during that period, the Company acquired 23 existing facilities, developed 32 new facilities and closed 9 facilities. Treatments provided by the Company have increased by 95.5% during this period through an increase in the number of patients at existing centers as well as an increase in the number of centers. During fiscal 1994, Vivra's "same store" patient growth was 7.8%. There can be no assurance that the Company will continue to experience similar growth.

                                  NUMBER OF
                    NUMBER OF     TREATMENTS
FISCAL YEAR END     FACILITIES     PROVIDED
- ---------------     ---------     ----------
      1990             104           642,567
      1991             112           745,987
      1992             128           886,979
      1993             138         1,087,385
      1994             150         1,256,397


     The above table includes total CAPD and CCPD treatments of 48,164, 64,463, 83,579, 114,340 and 136,092 in fiscal 1990 through 1994, respectively.


     As required by Medicare regulations, each of the Company's facilities is supervised by a Medical Director. The Company's Medical Directors are licensed physicians in private practice who are directly responsible for assuring the quality of patient care. A Unit Administrator, who is generally a registered nurse, supervises the day-to-day operation of each facility and the staff. The staff consists of registered nurses, medical technicians, nurses aides, a unit clerk, and certain part-time employees, including a social worker, a registered dietician and a machine repair technician. Each facility is staffed in a manner that allows the number of personnel to be adjusted efficiently according to the number of patients receiving treatment. The Company engages in organized and systematic efforts to measure, maintain and improve the quality of services it delivers. Each of the Company's facilities collects and analyzes quality assurance data which is reviewed regularly by regional and corporate management to continually monitor and improve the standard of care being provided.


     Sources of Dialysis Revenues. The Company estimates that approximately 70% of its dialysis revenues, including revenues for the reimbursement of the administration of EPO, for each of the fiscal years 1991, 1992 and 1993 and 66% for fiscal year 1994, were reimbursements from Medicare and Medicaid under ESRD administered by HCFA and the states. Numerous congressional actions have resulted in changes in the average Medicare reimbursement rate from a fixed fee of $138 per treatment in 1983, to a low of $125 per treatment in 1986. After a $1 per treatment increase in 1991, the average rate has remained at $126. The Medicaid programs are also subject to statutory and regulatory changes that could affect the rate of Medicaid reimbursement. The Company is not able to predict whether and to what extent changes to Medicare and Medicaid reimbursement rates will be made in the future. Any reduction in these reimbursement rates would have material adverse effects on the Company's revenues and net earnings.


     New dialysis patients must wait 90 days after commencement of dialysis treatments to qualify under the Medicare ESRD reimbursement program. Often patients do not have the means or insurance to pay for treatment during this 90-day waiting period. If new patients do have private insurance, or belong to an employer group insurance plan, regulations require such insurance to pay for up to the first 21 months of dialysis treatment before Medicare reimbursement begins. If a secondary carrier such as Medicaid or a private insurer cannot be found, the Company may not be reimbursed for the initial waiting period or the 20% copayment of the ESRD rate which is not paid by Medicare. The Company seeks to assist patients who may not initially have adequate sources of reimbursement or insurance to obtain coverage, if possible.


     Since June 1, 1989, Medicare and Medicaid have provided reimbursement for the administration of EPO to dialysis patients for the treatment of anemia. During fiscal 1993 and 1994, approximately 80% and 82%, respectively, of the Company's dialysis patients received EPO. Revenues from the administration of EPO were approximately $33.8 million and $42.0 million, respectively, or 17% of dialysis revenues, for those periods. Effective January 1, 1994, Medicare and Medicaid reimbursement for the administration of EPO was reduced from $11 to $10 per 1,000 units. Any further reduction in the reimbursement rate for the administration of EPO would have a negative impact on the Company's revenues and net earnings. In addition, EPO is produced by a single manufacturer, and any interruption of supply could adversely affect the Company's revenues and net earnings.



     The Company estimates that approximately 30% of its dialysis revenues for the fiscal year ended 1993 and 34% for 1994, were derived from sources other than Medicare and Medicaid. Of these revenues, the largest portion came from private insurance for chronic dialysis treatments. In general, private insurance reimbursement and reimbursement for treatments performed at acute care hospitals are at rates significantly in excess of Medicare and Medicaid rates. The Company believes that private payers may be required in the future to assume a greater percentage of the costs of dialysis care as the existing federal ESRD program is reviewed by the United States Congress, and as a result, private payers will focus on reducing dialysis payments as their overall dialysis costs increase. In addition, as HMOs and other managed care providers expand, they will have a strong incentive to further reduce the costs of specialty care and will aggressively seek to reduce amounts paid for dialysis. The Company is unable to predict whether and to what extent changes in these reimbursement rates will be made in the future. Any reduction in the ability of the Company to charge rates that are in excess of those paid by Medicare and Medicaid would have a significant negative effect on the Company's revenues and net earnings.


     DIABETES MANAGEMENT


     Diabetes mellitus is a chronic metabolic disease caused by the inability to metabolize carbohydrates, fats and proteins, and is the third leading cause of death by disease in the United States. Over 14 million patients in the United States are estimated to have the disease, of whom only half have been diagnosed. The Company estimates that each year more than 725,000 new cases are diagnosed. Incidence of the disease increases dramatically with age.



     In March 1992, the Company acquired Health Advantage Inc. ("HAI"), a provider of diabetes management services to hospitals. HAI was founded in 1987 and, as of November 30, 1994, had contracts to provide services in 20 hospitals in 9 states. Through its diabetes management centers, HAI provides comprehensive diabetes management and training services to primary care physicians and hospital staff. The goal of the centers is to enhance the ability of providers to assist the patients and their families in understanding, controlling and adapting to the disease. The emphasis is on increasing patient education and aggressive medical management in cooperation with the attending physicians and hospital staff to help patients prevent complications, reduce the risk of hospitalization and achieve a reasonably satisfactory lifestyle.


     Services at the centers are provided on an inpatient basis pursuant to medically approved admission and discharge protocols. Such services are provided on an outpatient basis by physician referral. Quality assurance and utilization review procedures have been developed on the basis of the American Diabetes Association's national standards of care. The Company works closely with each hospital's quality assurance coordinators and utilization review committees to tailor these procedures to the requirements of each hospital. The Company plans to expand its diabetes management services into additional markets.

     ASTHMA ALLERGY CARE SERVICES


     On November 30, 1994, the Company acquired what it believes is currently the only national company providing focused medical care for acute and chronic asthmatics and other allergy sufferers. As a result, the Company currently manages 17 asthma allergy care practices in 11 states. Asthma is a chronic disease with periodic acute episodes that range from mildly inconvenient to life-threatening. Over the past decade, the asthma allergy care market has grown and the Company estimates that currently over $6.0 billion is spent annually in the United States on the treatment of these chronic diseases. Over half of this cost is in hospitalizations and emergency room visits. Studies have shown that the vast majority of these hospitalizations and emergency room visits can be avoided by proper management of the patient's care.

     The Company believes that the U.S. asthma population will continue to grow and intends to expand its asthma allergy care services. The Company's strategy is to acquire well-regarded allergists who will be included in its existing practice management organization and to create organized networks to contract for and manage the delivery of high quality, cost effective care. Its practices and networks will provide healthcare payers the ability to access geographically dispersed allergists and standardized treatment management guidelines. The goal is to improve health and reduce costly hospital admissions. The Company recently entered into a capitated agreement with a managed care provider covering 300,000 lives under which it will receive a bonus in the event it reduces hospital stays. The agreement is scheduled to take effect in the first half of fiscal 1995.

     SPECIALTY PHARMACY SERVICES

     As a part of its strategy of providing a variety of ancillary services, in September 1991, the Company established Associated Health Services ("AHS") to provide IDPN pharmacy and support services to its dialysis patients. In 1992, AHS opened pharmacies in Southern California and Atlanta, Georgia and also began providing IDPN therapy services to dialysis patients in facilities owned by third parties, in addition to its own patients. In 1993, the Company initiated mail order delivery of oral medications for dialysis and transplant patients.


     IDPN therapy is a nutritional supplement administered during dialysis to patients suffering from nutritional deficiencies. The Company is reimbursed by the Medicare program for the administration of IDPN therapy through two pharmacies which provide IDPN prescriptions and support services to certain of its dialysis patients and other third-party patients. Beginning in 1993, HCFA designated four DMERCs to process reimbursement claims for IDPN therapy. The DMERCs have established stringent medical policies for reimbursement of IDPN therapy, and most of the Company's claims for new patients have been denied or delayed. Where appropriate, the Company intends to appeal denials. In addition, the DMERCs are reportedly reviewing the existing IDPN medical policies. The final outcome of appeals and the anticipated review is uncertain and may ultimately reduce the number of patients eligible to receive reimbursement for IDPN therapy. Patients receiving IDPN therapy prior to the designation of the DMERCs are "grandfathered" under the prior local carrier's medical policies until March 1, 1995 or until clarification in the national policy for IDPN therapy. To the degree that there is a significant reduction in the number of patients eligible to receive reimbursement for IDPN therapy or the amount of Medicare reimbursement is reduced, the Company's revenues and net earnings would be reduced.


OTHER SERVICES


     REHABILITATION THERAPY SERVICES


     In January 1994, the Company acquired a 60% ownership interest in South Coast Rehabilitation Services ("SCRS"), a medical rehabilitation services provider. SCRS provides occupational, speech and physical therapy services on a contract basis to patients in 77 skilled nursing facilities located in California, Indiana, Missouri, Ohio, Texas and Wisconsin. As part of its rehabilitation services, it has developed a proprietary software system that monitors the progress of patient therapy on a real-time basis. SCRS uses this proprietary software system internally and also licenses the system to third parties.

     SCRS's largest customer, a national nursing home provider, has announced that it intends to reduce materially its use of contract providers, over time, and to provide therapy services internally. SCRS has recently focused its marketing efforts on other prospective customers and has been able to reduce its dependence on this one customer. In addition, HCFA is currently reviewing the method and rates of reimbursement for speech and occupational therapy rehabilitation services. The Company is unable to predict what, if any, changes may occur in such reimbursement policies, or whether such changes, if made, will have a material adverse effect on its revenues and net earnings.

     AMBULATORY SURGERY CENTERS

     Outpatient surgery is suitable for less-invasive and traumatic procedures for which the anesthesia used is typically short-acting and the recovery period relatively low-risk, allowing the patient to recuperate at home as opposed to the more traditional and expensive hospital recovery. Many physicians prefer to use ambulatory surgery centers rather than more traditional hospital facilities due to more flexible scheduling and efficient operations. Government agencies, including HCFA, other third-party payers and patients have increasingly accepted outpatient surgery because it offers high quality care at a lower cost.

     As of November 30, 1994, the Company operated a total of five ambulatory surgery centers, two each in California and Washington and one in Louisiana. It is expected that additional ambulatory surgery centers will be acquired or established in support of the Company's physician practice management or specialty care businesses.

     PHYSICIAN PRACTICE MANAGEMENT

     In April 1994, the Company established Vivra Physician Services ("VPS") to acquire and manage primary care physician practices. During the year, VPS acquired a physician practice management company in Louisville, Kentucky, which manages the practices of 13 independent physicians. It also acquired the assets of, and a contract to manage, a 15-physician, primary care-oriented multi-specialty group in Colorado Springs, Colorado.

     The growth of managed care organizations is causing physicians to assume the risk of capitated arrangements to remain competitive. The physicians must organize into efficient groups which can achieve clinical competencies, focus on prevention, reduce intervention and, most importantly, achieve successful clinical outcomes. The Company believes that to achieve these goals the physicians will need a business partner which can provide both capital and management. Accordingly, VPS is developing the support and systems to assist physicians in developing competitive group practices.

COMPETITION

     The dialysis business is highly fragmented, with a number of operators with 25 or fewer centers and a small number of larger, multi-center chains. It is estimated that the six largest providers constitute approximately one-third of the estimated $4 billion outpatient dialysis treatment market. The balance of the market is still fragmented into hospital-based centers and facilities owned by individual nephrologists. Industry consolidation is expected to accelerate as large providers continue to make acquisitions. As a result, the Company faces competition for the acquisition and development of new centers as well as competition for qualified physicians to act as Medical Directors.

     A primary consideration in the selection of a dialysis facility is convenience of location for the patient. Some of the Company's facilities in California, Florida, Texas, Pennsylvania and Georgia are in urban areas where there are many competing facilities in close proximity. Most of the Company's other facilities are in less densely populated areas with few competing facilities nearby. Other competitive factors include quality of care and service. Due to its large size relative to most other dialysis operators, the Company believes it has economies of scale not available to many of its competitors in areas such as purchasing, billing and collections, and data processing. While it occurs infrequently, the Company has experienced competition from the establishment of a facility by a former Medical Director.

     Certain companies, some of whom have longer operating histories and greater financial resources than those of the Company, are providing specialty healthcare services and physician practice management similar to those that the Company is providing or pursuing. The Company may be forced to compete with these entities for the acquisition of the assets of specialty medical clinics, contracts to manage such clinics and, in some cases, the employment of clinic physicians. There can be no assurance that the Company will be able to compete effectively with such competitors, that additional competitors will not enter the Company's markets, or that such competition will not make it more difficult to expand in such markets on terms beneficial to the Company. All of the Company's businesses face significant competition, often from larger companies with greater financial resources and more operating experience.

GOVERNMENT REGULATION

     General. The Company's dialysis operations are subject to extensive governmental regulation at the federal, state and local levels. These regulations require the Company to meet various standards relating to, among other things, the management of facilities, personnel, maintenance of proper records, equipment and quality assurance programs. The dialysis facilities are subject to periodic inspection by state agencies and other governmental authorities to determine if the premises, equipment, personnel and patient care meet applicable standards. To receive Medicare reimbursement, the Company's dialysis facilities must be certified by HCFA.

     Any loss by the Company of its various federal certifications, its authorization to participate in the Medicare or Medicaid programs or its licenses under the laws of any state or other governmental authority from which a substantial portion of its revenues is derived or a change resulting from healthcare reform reducing dialysis reimbursement or reducing or eliminating coverage for dialysis services would have a material adverse effect on the Company's business. To date, the Company has not had any difficulty in maintaining its licenses or its Medicare and Medicaid authorizations. The healthcare services industry will continue to be subject to intense regulation at the federal and state levels, the scope and effect of which cannot be predicted. No assurance can be given that the activities of the Company will not be reviewed and challenged or that healthcare reform will not result in a material adverse change to the Company.

     Fraud and Abuse. The Company's dialysis operations are subject to the illegal remuneration provisions of the Social Security Act (sometimes referred to as the "anti-kickback" statute) and similar state laws that impose criminal and civil sanctions on persons who knowingly and willfully solicit, offer, receive or pay any remuneration, whether directly or indirectly, in return for, or to induce, the referral of a patient for treatment, or, among other things, the ordering, purchasing, or leasing, of items or services that are paid for in whole or in part by Medicare, Medicaid or similar state programs. Violations of the federal anti-kickback statute are punishable by criminal penalties, including imprisonment, fines and exclusion of the provider from future participation in the Medicare and Medicaid programs. Federal enforcement officials also may attempt to impose civil false claims liability with respect to claims resulting from an anti-kickback violation. If successful, civil penalties could be imposed, including assessments of $2,000 per improper claim for payment plus twice the amount of such claim and suspension from future participation in Medicare and Medicaid programs. Civil suspension for anti-kickback violations also can be imposed through an administrative process, without the imposition of civil monetary penalties. Some state statutes also include criminal penalties. While the federal anti-kickback statute expressly prohibits transactions that have traditionally had criminal implications, such as kickbacks, rebates or bribes for patient referrals, its language has been construed broadly and has not been limited to such obviously wrongful transactions. Court decisions state that, under certain circumstances, the statute is also violated when one purpose (as opposed to the "primary" or a "material" purpose) of a payment is to induce referrals. Congress has frequently considered federal legislation that would expand the federal anti-kickback statute to include the same broad prohibitions regardless of payer source.


     In July 1991 and in November 1992, the Secretary of HHS published regulations that create exceptions or "safe harbors" for certain business transactions. Transactions that satisfy the criteria under the applicable safe harbors will be deemed not to violate the federal anti-kickback statute. Transactions that do not satisfy all elements of a relevant safe harbor do not necessarily violate the statute, although such transactions would be subject to scrutiny by enforcement agencies. The Company seeks to structure its various business arrangements to satisfy as many safe harbor elements as possible under the circumstances, although not all of the Company's arrangements satisfy all of the elements of the relevant safe harbor. Although the Company has never been challenged under the anti-kickback statute and believes it complies in all material respects with this statute and all other applicable related laws and regulations, there can be no assurance that the Company will not be required to change its practices or experience a material adverse effect as a result of any such challenge or any sanction which might be imposed.


     On July 21, 1994, the Secretary of HHS proposed a rule that would modify the original set of safe harbor provisions to give greater clarity to the rulemaking's original intent. The proposed rule would make changes to the safe harbors on personal services and management contracts, small entity investment interests and space rentals, among others. The Company does not believe that the application of these safe harbors to its current arrangements, as set forth above, would change if the proposed rule were adopted in the form proposed. However, the Company cannot predict the outcome of the rulemaking process or whether changes in the safe harbors rule will affect the Company's position with respect to the anti-kickback statute.

     Medical Director Relationships. The conditions for coverage under the Medicare ESRD program mandate that treatment at a dialysis facility be under the general supervision of a Medical Director who is a physician. Generally, the Medical Director must be board eligible or board certified in internal medicine or pediatrics and have had at least 12 months of experience or training in the care of patients at ESRD facilities. The Company has engaged Medical Directors at each of its facilities. The compensation of the Medical Directors and other physicians under contract is separately negotiated and generally depends upon competitive factors in the local market, the physician's professional qualifications and responsibilities, and the size and utilization of the facility or relevant program. The aggregate compensation of the Medical Directors and other physicians under contract is generally fixed in advance for periods of one year or more by written agreement and is set to reflect the fair market value of the services rendered. Because in all cases the Company's Medical Directors and the other physicians under contract refer patients to the Company's facilities, the federal anti-kickback statute could apply. However, the Company believes its contractual arrangements with these physicians are in material compliance with the anti-kickback statute. Among the safe harbors promulgated by the Secretary of HHS is one relevant to the Company's arrangements with its Medical Directors and the other physicians under contract. The Company endeavors to enter into agreements with its Medical Directors and other physicians under contracts which satisfy the requirements of the personal services and management contract safe harbor. Moreover, the Company believes that the anti-kickback statute's prohibitions are primarily directed at abusive practices which increase the utilization and cost of services covered by governmentally funded programs. The dialysis services provided by the Company generally cannot, by their very nature, be over-utilized since dialysis treatments are not elective and cannot be prescribed unless there is kidney failure or malfunction.


     Other Relationships. Within the last eighteen months the OIG has published warnings to the dialysis services industry generally that it believes that the industry-wide practices of obtaining discounts on certain laboratory charges and the payment of remuneration for services provided for IDPN therapy at dialysis centers violate the anti-kickback statute in many, if not most, circumstances. The Company believes that it has a reasonable basis for continuing practices which the OIG may regard as within the scope of the warnings and that, if challenged by the OIG, it could defend these practices. However, there can be no assurance that the Company will not be challenged under the statutes or that, whether or not challenged and subject to sanctions, the Company will not be required to change its current practices. Any such change or challenge, including any sanctions, would have an adverse effect on the Company's revenues and net earnings, as well as its competitors that engage in similar practices.


     Certain of the Company's other operations also receive Medicare and Medicaid reimbursement. While the Company believes that its other operations comply in all material respects with applicable law, there can be no assurance that the Company's other operations will not be subject to challenge or sanctions. Any such challenge or sanctions could have a material adverse effect on the Company's revenues and net earnings.



     Stark II. Stark II restricts physician referrals for certain designated health services to entities with which a physician or an immediate family member has a "financial relationship." The entity is prohibited from claiming payment under the Medicare or Medicaid programs for services rendered pursuant to a prohibited referral and is liable for the refund of amounts received pursuant to prohibited claims. The entity also can receive civil penalties of up to $15,000 per improper claim and can be excluded from participation in the Medicare and Medicaid programs. Comparable provisions applicable to clinical laboratory services became effective in 1992. Stark II provisions which may be relevant to the Company became effective on January 1, 1995.


     A "financial relationship" under Stark II is defined as an ownership or investment interest in, or a compensation arrangement between, the physician and the entity. The Company has entered into compensation agreements with its Medical Directors and other referring physicians; some Medical Directors own stock in the Company. The Company is not aware of any family relationship between a Medical Director and staff at its dialysis facilities.

     Stark II includes certain exceptions for compensation arrangements and ownership that satisfy certain criteria. With respect to compensation arrangements, remuneration from an entity pursuant to a personal services compensation arrangement is excepted from Stark II prohibitions if: (i) the arrangement is set out in writing, signed by the parties, and specifies the services covered by the arrangement; (ii) the arrangement covers all of the services to be provided by the physician (or an immediate family member of such physician) to the entity; (iii) the aggregate services contracted for do not exceed those that are reasonable and necessary for the legitimate business purposes of the arrangement; (iv) the term of the arrangement is for at least one year; (v) the compensation to be paid over the term of the arrangement is set in advance, does not exceed fair market value, and is not determined in a manner that takes into account the volume or value of any referrals or other business generated between the parties; (vi) the services to be performed do not involve the counseling or promotion or a business arrangement or other activity that violates any state or federal law; and (vii) the arrangement meets such other requirements that may be imposed pursuant to regulations promulgated by HHS.


     Another Stark II exception for compensation arrangements applies to bona fide employment relationships. This exception can apply to amounts paid by an employer to a physician-employee if: (i) the employment is for identifiable services; (ii) the amount of remuneration is consistent with the fair market value of services and is not determined in a manner that takes into account, directly or indirectly, the volume or value of any referrals by the referring physician; (iii) the remuneration is provided pursuant to an agreement which would be commercially reasonable even if no referrals were made to the employer; and (iv) the employment meets such other standards that HHS may impose to protect against program or patient abuse. In addition, this exception would permit certain types of productivity bonuses based on personal services performed by the physician or an immediate family member.

     Stark II also includes an exception for a physician's ownership or investment interest in shares in an Investment Company or securities listed on an exchange or quoted on NASDAQ which, in either case, meets certain financial criteria.

     Because of its broad language, Stark II may be interpreted by HHS to apply to the Company's operations. Consequently, Stark II may require the Company to restructure certain existing compensation agreements with its Medical Directors or, in the alternative, to refuse to accept referrals for designated health services from such physicians. Although there can be no assurance, the Company believes that if Stark II is interpreted to apply to the Company's operations, the Company will be able to bring its financial relationships with referring physicians into material compliance with the provisions of Stark II, including relevant exceptions. If the Company cannot achieve such material compliance, and Stark II is broadly interpreted by HHS to apply to the Company, such application of Stark II could have a material adverse effect on the Company. A broad interpretation of Stark II to include dialysis services and items provided incident to dialysis services would apply to the Company's competitors as well.


     For purposes of Stark II, "designated health services" include, among other things: clinical laboratory services; parenteral and enteral nutrients, certain equipment and supplies; prosthetics; orthotics; prosthetic devices; physical and occupational therapy services; outpatient prescription drugs; and inpatient and outpatient hospital services. Dialysis is not a designated health service, and the Company believes that the language and legislative history of Stark II indicate that Congress may not have intended to include the services and items provided incident to dialysis services within the Stark II prohibitions. However, the Company's provision of, or arrangement and assumption of financial responsibility for, outpatient prescription drugs, including EPO and IDPN, clinical laboratory services, facility dialysis services and supplies, home dialysis supplies and equipment, and services to hospital inpatients and outpatients, include services and items which could be construed as designated health services within the meaning of Stark II. Although the Company does not bill Medicare or Medicaid for hospital inpatient and outpatient services, the Company's Medical Directors may request or establish a plan of care that includes dialysis services for hospital inpatients and outpatients that may be considered a referral to the Company within the meaning of Stark II.


     State Referral Regulations. A California statute, which became effective January 1, 1995, makes it unlawful for a physician who has, or a member of whose immediate family has, a financial interest with or in an entity to refer a person to that entity for laboratory, diagnostic nuclear medicine, radiation oncology, physical therapy, physical rehabilitation, psychometric testing, home infusion therapy, or diagnostic imaging goods or services. Under the statute, "financial interest" includes, among other things, any type of ownership interest, debt, loan, lease, compensation, remuneration, discount, rebate, refund, dividend, distribution, subsidy or other form of direct or indirect payment, whether in money or otherwise, between a physician and the entity to which the physician makes a referral for the items described above. The statute also prohibits the entity to which the referral was made from presenting a claim for payment to any payor for a service furnished pursuant to a prohibited referral, and prohibits a payor from paying for such a service. Violation of the statute by a physician is a misdemeanor, and will subject the physician to civil fines. Violation of the prohibition on submitting a claim in violation of the statute is a public offense, subjecting the offender to a fine of up to $15,000 for each violation and possible action against licensure. Some of the Company's facilities perform laboratory services incidental to dialysis services pursuant to the orders of referring physicians; and certain laboratory services, which are performed by laboratories independent of the Company for all outpatient dialysis patients, are identified as included among the services for which the Company is financially responsible under the composite rate under Medicare and under other payment arrangements. Therefore, although the Company does not believe that the statute is intended to apply to laboratory services that are provided incident to dialysis services, it is possible that the statute could be interpreted to apply to such laboratory services. The statute includes certain exemptions from its prohibitions; however, the California statute includes no explicit exemption for Medical Director services or other services for which the Company contracts with and compensates referring physicians in California. Thus, if the California statute is interpreted to apply to laboratory services that are provided incident to dialysis services, the Company could be subject to sanctions and would be required to restructure some or all of its relationships with referring physicians with whom it contracts for Medical Director and similar services. The consequences of such restructuring, if any, cannot be predicted. The Company believes that other states in which the Company does business have or are considering similar legislation.


     State Laws Regarding Provision of Medicine and Insurance. The laws of many states prohibit physicians from splitting fees with non-physicians and prohibit non-physician entities from practicing medicine. These laws vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. Although the Company believes its operations as currently conducted are in material compliance with existing applicable laws, many aspects of the Company's business operations, including the unique structure of the relationship between the Company and physicians, have not been the subject of state or federal regulatory interpretation. There can be no assurance that review of the Company's business by courts or regulatory authorities will not result in determinations that could adversely affect the operations of the Company or that the health care regulatory environment will not change so as to restrict the Company's existing operations or their expansion. In addition, expansion of the operations of the Company to certain jurisdictions may require structural and organizational modifications of the Company's form of relationships with physician groups, which could have an adverse effect on the Company.


     Most states have laws regulating insurance companies and HMOs. The Company is not qualified in any state to engage in the insurance or HMO businesses. As the managed care business evolves, state regulators may begin to scrutinize the practices of and relationships between third-party payers, medical service providers and entities providing management and other services to medical service providers with respect to the application of insurance and HMO laws and regulations. The Company does not believe that its practices, which are consistent with those of other health care companies, would subject it to such laws and regulations. However, given the limited regulatory history with respect to such practices, there can be no assurance that states will not attempt to assert jurisdiction. The Company may be subject to prosecution by state regulatory agencies, and accordingly may be required to change or discontinue certain practices which could have a material adverse effect on the Company.

     Medicare and Healthcare Reform. Because the Medicare program represents a substantial portion of the federal budget, Congress takes action in almost every legislative session to modify the Medicare program for the purpose of reducing the amounts otherwise payable by the program to health care providers in order to achieve deficit reduction targets, among other reasons. Legislation or regulations may be enacted in the future that may significantly modify the ESRD program or substantially reduce the amount paid for the Company's services. Further, statutes or regulations may be adopted which impose additional requirements in order for the Company to be eligible to participate in the federal and state payment programs. Such new legislation or regulations may adversely affect the Company's business operations.

     Other Regulations. The Company's operations are subject to various state hazardous waste disposal laws. Those laws as currently in effect do not classify most of the waste produced during the provision of dialysis services to be hazardous, although disposal of non-hazardous medical waste is also subject to regulation. OSHA regulations require employers of workers who are occupationally subject to blood or other potentially infectious materials to provide those workers with certain prescribed protections against bloodborne pathogens. The regulatory requirements apply to all healthcare facilities, including dialysis facilities, and require employers to make a determination as to which employees may be exposed to blood or other potentially infectious materials and to have in effect a written exposure control plan. In addition, employers are required to provide hepatitis B vaccinations, personal protective equipment, infection control training, post-exposure evaluation and follow-up, waste disposal techniques and procedures, and engineering and work practice controls. Employers are also required to comply with certain record-keeping requirements. The Company believes it is in material compliance with the foregoing laws and regulations.

     Some states have established certificate of need ("CON") programs regulating the establishment or expansion of health care facilities, including dialysis facilities. The CON laws formerly applicable to freestanding dialysis facilities in seven of the eight states in which the Company operates dialysis facilities (Arizona, California, Florida, Louisiana, New Mexico, Texas and Virginia) have been repealed or have lapsed and have not been re-enacted.

     The Company believes it is in material compliance with current applicable laws and regulations. No assurance can be made that in the future the Company's business arrangements, past or present, will not be the subject of an investigation or prosecution by a federal or state governmental authority. Such investigation could result in any, or any combination, of the penalties discussed above depending upon the agency involved in such investigation and prosecution. None of the Company's business arrangements with physicians, vendors, patients or others have been the subject of investigation by any governmental authority. No assurance can be given that the Company's activities will not be reviewed or challenged by regulatory authorities. The Company monitors legislative developments and would seek to restructure a business arrangement if the Company determined that one or more of its business relationships placed it in material noncompliance with such a statute. The health care service industry will continue to be subject to substantial regulation at the federal and state levels, the scope and effect of which cannot be predicted by the Company. Any loss by the Company of its various federal certifications, its authorization to participate in the Medicare and Medicaid programs or its licenses under the laws of any state or other governmental authority from which a substantial portion of its revenues are derived would have a material adverse effect on its business.

INSURANCE

     The Company carries insurance for property damage, public liability and malpractice covering all of its businesses. The public liability and malpractice coverage limits are $40 million for each loss occurrence. The all risk property insurance coverage limits are $10 million based on replacement cost for each loss occurrence. The loss occurrence limit includes separate annual aggregate sublimits for earthquake and flood damage of $5 million each for California and $5 million each for all other states. The Company believes that its insurance coverage is adequate.

EMPLOYEES

     As of November 30, 1994, the Company had approximately 3,490 employees. Employees at one of the Company's dialysis facilities (representing less than 1% of total employees) are covered by a union agreement. The Company considers its labor relations to be satisfactory.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors, executive officers and key personnel of the Company and their ages are as follows:


                NAME                   AGE                            POSITIONS
- -------------------------------------  ---       ----------------------------------------------------
Kent J. Thiry........................  39        President and Chief Executive Officer and Director
Michael W. Castaldi..................  51        Senior Vice President, National Dialysis Operations
David P. Barry.......................  36        Vice President, Dialysis Services
Ernest A. Blackwelder................  35        Vice President, Specialty Partners
William H. Malkmus...................  60        Secretary and Treasurer
Sheri L. Medina......................  33        President, SouthCoast Rehabilitation Services
John H. Morse........................  52        Vice President, Physician Practice Management
Robert A. Prosek.....................  51        Vice President, Asthma Allergy Care Services
Ronald G. Perkins....................  42        Vice President, Diabetes Management Services
LeAnne M. Zumwalt....................  36        Vice President, Finance and Director
David G. Connor, M.D.................  54        Director
Richard B. Fontaine..................  51        Director
John M. Nehra........................  46        Director
Stephen G. Pagliuca..................  39        Director


     Mr. Thiry was appointed as President and Chief Executive Officer in September 1992. From April through August 1992, he was President and Co-Chief Executive Officer; and from September 1991 through March 1992, President and Chief Operating Officer. From 1983 through 1991, he was a Senior Consultant, then Vice President, Director of U.S. Health Care Consulting, Bain & Company, Inc., San Francisco, California.


     Mr. Castaldi was appointed as Senior Vice President, National Dialysis Operations in June 1989. In December 1989, he was appointed President of Community Dialysis Centers, a subsidiary of the Company. From 1985 through 1989, he was Vice President, then Senior Vice President, Community Psychiatric Centers, and was responsible for dialysis operations. During 1995, Mr. Castaldi intends to relocate to Philadelphia and reduce his responsibility for the day-to-day operations of the dialysis business. The Company anticipates that Mr. Castaldi's future responsibilities will focus on corporate development.



     Mr. Barry was appointed as Vice President of Vivra in May 1992. In December 1993, he became President, Nephrology Services, responsible for specialty dialysis services. From May 1992 through November 1993, he was President, Personal Care Health Services, and was responsible for operations of the home health care business. From 1984 through 1992, he was employed by Homedco, an infusion therapy company, and became District Manager for California in 1990.


     Mr. Blackwelder was appointed President of Specialty Partners of America in August 1994 and Vice President of Vivra in November 1994, in charge of the ambulatory surgery business. From 1991 to 1994, he was District Manager and Assistant to the President of BMC West Corporation, a building supply company, and prior to that, from 1988 to 1991, was a consultant with Bain & Company, specializing in the health care industry.

     Mr. Malkmus has been Secretary and Treasurer since August 1989. From 1988 through 1989, he was Principal, Malkmus & Associates, financial consultants. From 1986 through 1987, he was Vice President at Swergold, Chefitz & Sinsabaugh, investment bankers, San Francisco, California.

     Ms. Medina is president of SouthCoast Rehabilitation Services, which she founded in 1988. Prior to founding SCRS she was an independent speech pathologist.


     Mr. Morse was appointed Vice President of Vivra and President of Vivra Physician Services in April 1994. Previously, he had been a senior executive with Humana, Inc. for 22 years.

     Mr. Perkins was appointed as Vice President of Vivra and President of Health Advantage, Inc., in May 1992, responsible for diabetes management services business. From 1987 through 1992, he was founder and President of Health Advantage, Inc., Nashville, Tennessee.

     Mr. Prosek was appointed Vice President of Vivra in December 1994 and President of Asthma and Allergy CareAmerica. He was previously President of AllergyClinics of America during 1994, and from 1991 to 1993 was President of Care Partners, a homecare company. From 1989 to 1991, he was President of PSICOR, provider of contract clinical services for cardiac surgery.

     Ms. Zumwalt joined Vivra in 1991 and was appointed Vice President, Finance in November 1993 and a Director in November 1994. Prior thereto, she was a senior audit manager with Ernst & Young.


     Dr. Connor, M.D. has been a physician in private practice in Daly City, California since 1973, specializing in nephrology and internal medicine. He has been Medical Director of the Company's dialysis center in Daly City, California, since 1977. From 1986-1988, he was President of the Medical Staff of Seton Medical Center, a general hospital in Daly City, California.


     Mr. Fontaine has been an independent health care consultant since 1992. From 1988 through 1992, he was Senior Vice President of CR&R Incorporated, a waste management company. From 1984 through 1989, he was Vice President, Business Development, of Caremark, Inc., a health care company.

     Mr. Nehra has been Managing General Partner of Catalyst Ventures L.P., a venture capital partnership, since 1989. From 1983 through 1989, he was Managing Director of Alex. Brown & Sons, Incorporated, an investment banking firm, and was responsible for its Capital Markets Group, including health care corporate finance.

     Mr. Pagliuca has been Managing General Partner of Information Partners, a venture capital firm, since 1989. From 1986 through 1989, he was Vice President of Bain & Company.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table shows the cash compensation paid during fiscal 1994 by the Company to its five most highly compensated current executive officers:


                                                                 ANNUAL CASH COMPENSATION
                                                                 -------------------------
                   NAME AND PRINCIPAL POSITIONS                   SALARY           BONUS
    -----------------------------------------------------------  --------         --------
    Kent J. Thiry..............................................  $225,000         $200,000(1)
      President and Chief Executive Officer
    Michael W. Castaldi........................................  $178,000         $160,000
      Senior Vice President
    David P. Barry.............................................  $115,000         $121,000
      Vice President
    Ronald G. Perkins..........................................  $140,500         $ 33,000
      Vice President
    LeAnne M. Zumwalt..........................................  $108,000         $ 60,000
      Vice President


- ---------------
(1) Mr. Thiry also received contingent cash bonuses of $100,000 and $200,000 for fiscal years 1992 and 1993, respectively, which will be paid after November 30, 1996, if the Company's earnings per share as of that date represent a 17.5% compound annual growth rate over earnings per share reported for fiscal 1992.

STOCK OWNERSHIP OF EXECUTIVE OFFICERS

     The following table shows the stock ownership and options held by the five most highly compensated current executive officers:


                                   SHARES OWNED     VESTED OPTIONS     TOTAL OPTIONS     EXERCISE PRICE RANGE
                                   ------------     --------------     -------------     --------------------
Kent J. Thiry....................         --            323,000           633,000            $14.83-$27.75
Michael W. Castaldi..............         --            122,400           219,000            $15.83-$17.75
David P. Barry...................         --             35,500            93,250            $15.83-$27.75
Ronald G. Perkins................     10,478             39,375            52,500               $18.67
LeAnne M. Zumwalt................        751             19,075            49,500            $16.67-$27.75


                              SELLING STOCKHOLDER

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock and options to purchase the Company's Common Stock as of November 30, 1994 and as adjusted to reflect the sale of shares offered hereby by the Selling Stockholder:

                                              SHARES                                     SHARES
                                           BENEFICIALLY                               BENEFICIALLY
                                           OWNED PRIOR              SHARES            OWNED AFTER
                                           TO OFFERING             OFFERED              OFFERING
                                     ------------------------    -----------    ------------------------
   NAME AND PRINCIPAL POSITIONS        NUMBER      PERCENT(1)                     NUMBER      PERCENT(1)
- -----------------------------------  ----------    ----------                   ----------    ----------
Kent J. Thiry......................    323,000        1.5%           75,000       248,000        1.1%
  President and Chief Executive
     Officer

- ---------------

(1) The number of shares of Common Stock deemed outstanding prior to this offering includes 21,134,000 shares of Common Stock outstanding as of November 30, 1994. The number of shares of Common Stock deemed outstanding after this offering includes an additional 1,925,000 shares of Common Stock which are being offered for sale by the Company in this offering.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, Dean Witter Reynolds Inc. and Montgomery Securities, have severally agreed to purchase from the Company and the Selling Stockholder the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:


                                                                                    NUMBER OF
                                   UNDERWRITER                                       SHARES
- ----------------------------------------------------------------------------------  ---------
Alex. Brown & Sons Incorporated...................................................
Dean Witter Reynolds Inc..........................................................
Montgomery Securities.............................................................

                                                                                    ---------
  Total...........................................................................  2,000,000
                                                                                     ========


     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

     The Company and the Selling Stockholder have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of $          per share. The Underwriters may allow,
and such dealers may reallow, a concession not in excess of $          per share
to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.


     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 2,000,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,000,000 shares are being offered.


     The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     Officers and directors of the Company have agreed not to offer, sell or otherwise dispose of any such Common Stock for a period of 90 days after the date of this Prospectus without the prior consent of Alex. Brown & Sons Incorporated.

                                 LEGAL MATTERS

     Certain matters with respect to the legality of the securities offered hereby will be passed upon for the Company by Pillsbury Madison & Sutro, Menlo Park, California. Certain legal matters in connection with the securities offered hereby are being passed upon for the Underwriters by Latham & Watkins, Costa Mesa, California.

                                    EXPERTS


     The consolidated financial statements of the Company appearing in this Prospectus for the three years ended November 30, 1994 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included herein. Such consolidated financial statements are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                             AVAILABLE INFORMATION

     The Company has filed a Registration Statement on Form S-3 (of which this Prospectus is a part) with respect to the shares of Common Stock offered hereby (the "Shares") under the Securities Act of 1933, as amended, with the Commission. This Prospectus does not contain all of the information in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For information about the Shares and the Company, reference is made to the Registration Statement, including the financial statement schedules and exhibits incorporated by reference therein and filed as part thereof. Information omitted from this Prospectus but contained in the Registration Statement may be obtained from the Commission in the manner described below.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at the Commission's regional offices located at 75 Park Place, 14th Floor, New York, New York 10007 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60621, and at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which exchange the Company's Common Stock is listed. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
Vivra Incorporated



We have audited the accompanying consolidated balance sheets of Vivra Incorporated and subsidiaries as of November 30, 1994 and 1993 and the related consolidated statements of earnings, stockholders' equity, and cash flow for each of the three years in the period ended November 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vivra Incorporated and subsidiaries at November 30, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1994, in conformity with generally accepted accounting principles.



                                          ERNST & YOUNG LLP



January 23, 1995
Los Angeles, California

                      VIVRA INCORPORATED AND SUBSIDIARIES



                       CONSOLIDATED STATEMENT OF EARNINGS



                                                                  YEAR ENDED NOVEMBER 30,
                                                             ----------------------------------
                                                               1994         1993         1992
                                                             --------     --------     --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                          AMOUNTS)
REVENUES
Operating revenues.........................................  $284,649     $216,760     $162,255
Other income...............................................     1,870        1,221        1,498
                                                             --------     --------     --------
                                                              286,519      217,981      163,753
COSTS AND EXPENSES
Operating..................................................   188,529      148,046      111,722
General and administrative (Note 9)........................    37,495       20,722       14,113
Depreciation...............................................     9,552        7,196        4,864
Interest (principally on long-term debt)...................       523          912          872
                                                             --------     --------     --------
Total costs and expenses...................................   236,099      176,876      131,571
                                                             --------     --------     --------
Earnings from Continuing Operations before Income Taxes and
  Minority Interest........................................    50,420       41,105       32,182
Minority Interest..........................................       (10)
                                                             --------     --------     --------
Earnings from Continuing Operations before Income Taxes....    50,410       41,105       32,182
Income Taxes (Note 6)......................................    20,668       17,263       13,195
                                                             --------     --------     --------
Net Earnings from Continuing Operations....................    29,742       23,842       18,987
Earnings from Discontinued Operations, less applicable
  taxes (Note 4)...........................................                    554          152
Gain on sale of Discontinued Operations, less applicable
  taxes (Note 4)...........................................       697
                                                             --------     --------     --------
Net Earnings...............................................  $ 30,439     $ 24,396     $ 19,139
                                                             ========     ========     ========
Earnings Per Share:
  Continuing operations....................................     $1.45        $1.19         $.97
  Discontinued operations..................................                  $ .03         $.01
  Gain on sale of discontinued operations..................     $ .03
                                                                -----        -----         ----
Net Earnings...............................................     $1.48        $1.22         $.98
Fully Diluted:
  Continuing operations....................................     $1.45        $1.19         $.97
  Discontinued operations..................................                  $ .03         $.01
  Gain on sale of discontinued operations..................     $ .03
                                                                -----        -----         ----
Net earnings...............................................     $1.48        $1.22         $.98
Average Number of Shares:
  Primary..................................................    20,556       20,050       19,526
  Fully diluted............................................    20,556       20,073       19,542
                                                             ========     ========     ========



                See Notes to Consolidated Financial Statements.

                      VIVRA INCORPORATED AND SUBSIDIARIES



                           CONSOLIDATED BALANCE SHEET



                                                                             NOVEMBER 30,
                                                                         ---------------------
ASSETS                                                                     1994         1993
                                                                         --------     --------
                                                                            (IN THOUSANDS)
Current Assets
Cash and cash equivalents..............................................  $ 79,509     $ 52,535
Accounts receivable, less allowance for doubtful accounts
  (1994 -- $10,321 and 1993 -- $7,527).................................    51,353       45,089
Prepaid expenses and other current assets..............................     7,348        5,809
Deferred income taxes (Note 6).........................................    10,674        6,002
Assets held for sale (Note 4)..........................................                  3,727
                                                                         --------     --------
Total Current Assets...................................................   148,884      113,162
Property, Buildings and Equipment -- at cost, less allowances for
  depreciation (Notes 5 and 7).........................................    65,972       54,444
Other Assets...........................................................     5,335        2,131
Goodwill...............................................................    55,816       37,741
                                                                         --------     --------
                                                                         $276,007     $207,478
                                                                         ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable.......................................................  $  9,833     $  4,184
Accrued payroll and related benefits...................................    23,073       14,954
Other accrued expenses.................................................    10,466        2,481
Income taxes (Note 6)..................................................     1,769          605
Current maturities of long-term debt (Note 7)..........................     6,499        2,604
                                                                         --------     --------
Total Current Liabilities..............................................    51,640       24,828
Long-Term Debt -- exclusive of current maturities (Note 7).............     4,938        4,179
Deferred Income Taxes (Note 6).........................................     6,184        5,886
Minority Interest......................................................     1,391          318
Stockholders' Equity (Note 8):
Common Stock, par value $.01 per share; authorized 80,000,000 shares;
  issued 20,811,000 shares in 1994 and 19,995,000 in 1993..............       208          200
Additional paid-in capital.............................................    54,891       45,782
Retained earnings......................................................   156,755      126,285
                                                                         --------     --------
                                                                          211,854      172,267
                                                                         --------     --------
                                                                         $276,007     $207,478
                                                                         ========     ========



                See Notes to Consolidated Financial Statements.

                      VIVRA INCORPORATED AND SUBSIDIARIES



                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY



                                                                                      TREASURY STOCK
                                        COMMON       ADDITIONAL        RETAINED     ------------------
                                        STOCK      PAID-IN CAPITAL     EARNINGS     SHARES     AMOUNT
                                        ------     ---------------     --------     ------     -------
                                        (IN THOUSANDS)
Balance at December 1, 1991...........   $123          $34,897         $ 83,215
Exercise of employees' stock options,
  net of treasury stock transactions
  (Note 8)............................      2              283                         42      $(1,198)
Income tax benefits derived from
  employee stock option
  transactions........................                   1,778
Stock issued in connection with
  acquisitions (Note 3)...............      2            3,632             (998)
Net earnings for year.................                                   19,139
                                         ----          -------         --------       ---      -------
Balance at November 30, 1992..........    127           40,590          101,356        42       (1,198)
Common Stock split effected by
  three-for-two distribution (Note
  8)..................................     64             (103)                        21
Cash paid in lieu of issuance of
  fractional shares...................                     (12)
Exercise of employees' stock options,
  net of treasury stock transactions
  (Note 8)............................      5            2,522                        (63)       1,198
Income tax benefits derived from
  employee stock option
  transactions........................                   2,776
Stock issued in connection with
  acquisitions (Note 3)...............      4                9              533
Net earnings for year.................                                   24,396
                                         ----          -------         --------       ---      -------
Balance at November 30, 1993..........    200           45,782          126,285
Exercise of employees' stock options,
  net of treasury stock transactions
  (Note 8)............................      6            4,163
Income tax benefits derived from
  employee stock option
  transactions........................                   3,514
Stock issued in connection with
  acquisition (Note 3)................      2            1,432               31
Net earnings for year.................                                   30,439
                                         ----          -------         --------       ---      -------
Balance at November 30, 1994..........   $208          $54,891         $156,755
                                         ====          =======         ========       ===      =======



                See Notes to Consolidated Financial Statements.

                      VIVRA INCORPORATED AND SUBSIDIARIES


                      CONSOLIDATED STATEMENT OF CASH FLOW



                                                                  YEAR ENDED NOVEMBER 30,
                                                             ----------------------------------
                                                               1994         1993         1992
                                                             --------     --------     --------
                                                                       (IN THOUSANDS)
OPERATING ACTIVITIES
Net earnings...............................................  $ 30,439     $ 24,396     $ 19,139
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
  Depreciation and amortization............................    11,473        8,400        5,990
  Assets held for sale.....................................                 (3,261)
  Gain on sale of discontinued operations..................    (1,229)
  Loss on sale of property and investments.................     1,061            1          671
  Other....................................................    (3,626)         (81)         936
  Changes in assets and liabilities:
     Accounts receivable...................................    (1,428)      (3,610)         529
     Prepaid expenses and other current assets.............      (942)         (57)      (1,948)
     Deferred income taxes.................................    (4,039)      (2,094)        (568)
     Accounts payable......................................      (818)         (44)        (511)
     Accrued payroll and related benefits..................     6,430        3,416        5,367
     Other accrued expenses................................     4,761        1,071          532
     Income taxes..........................................     1,129          380         (853)
                                                             --------     --------     --------
          Net cash flow from operations....................    43,211       28,517       29,284

FINANCING ACTIVITIES
Payments on long-term debt.................................    (3,632)      (1,494)        (847)
Proceeds from long-term borrowing..........................     2,838
Proceeds from exercise of stock options and related
  transactions.............................................     7,683        6,451          857
                                                             --------     --------     --------
          Net cash flow from financing.....................     6,889        4,957           10

INVESTING ACTIVITIES
Purchase of property, buildings and equipment..............   (20,524)     (12,055)      (9,377)
Purchase of marketable securities..........................                                (485)
Proceeds from sale of property, buildings and equipment....       193           14          364
Proceeds from sale of discontinued operations..............     6,238
Proceeds from investments in partnerships..................     1,627        1,097
Proceeds from sale of marketable securities................                               1,645
Minority interest investment...............................    (1,500)
Payment for business acquisitions, net of cash acquired....    (9,160)      (9,885)     (23,911)
                                                             --------     --------     --------
          Net cash flow used in investing..................   (23,126)     (20,829)     (31,764)
                                                             --------     --------     --------
Net increase (decrease) in cash and cash equivalents.......    26,974       12,645       (2,470)
Beginning cash and cash equivalents........................    52,535       39,890       42,360
                                                             --------     --------     --------
Ending cash and cash equivalents...........................  $ 79,509     $ 52,535     $ 39,890
                                                             ========     ========     ========



                See Notes to Consolidated Financial Statements.

                      VIVRA INCORPORATED AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                               NOVEMBER 30, 1994



 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



  Principles of Consolidation



     The consolidated financial statements include the accounts of the Company and its subsidiaries. In December 1993, the Company sold its home healthcare nursing business, Personal Care Health Services, and accordingly, its assets and liabilities as of November 30, 1993 are shown as net assets held for sale. The related gain on the sale is shown separately in 1994 under discontinued operations. The 1993 and 1992 results of operations for the home healthcare nursing business are shown separately under discontinued operations, with the Consolidated Statement of Earnings restated for comparative purposes. All significant intercompany transactions have been eliminated in the accompanying consolidated financial statements.



  Goodwill



     Goodwill resulting from acquisitions is being amortized on a straight-line basis over 30-40 years.



  Cash Equivalents



     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.



  Financial Instruments



     Financial instruments that potentially subject the Company to significant concentrations of credit or valuation risk consist of cash investments, accounts receivable and long-term debt.



     The Company's cash is invested primarily in a tax-free municipal money market fund which consists of a diversified portfolio of short-term investment grade bonds. Management believes there is limited credit risk associated with this investment due to the diversity and liquidity of this fund.



     The Company's accounts receivable are due primarily from the Medicare and Medicaid programs; as such, management does not believe they present any significant credit risk.



     The carrying amount reported in the balance sheet for cash and cash equivalents represents fair value.



  Property, Buildings and Equipment



     Depreciation is computed on the straight-line method based on the estimated useful lives of buildings or items of equipment.



  Preopening Costs



     Costs incurred prior to the opening of new facilities are deferred and amortized on a straight-line basis over a three-year period.



  Operating Revenues



     Operating revenues include amounts for services reimbursable by Medicare, Medicaid, certain Blue Cross and other third-party payers under reimbursement formulas in effect. Operating revenues are recorded net of any related contractual allowances. Medicare and Medicaid provided approximately 61% of the Company's operating revenues in fiscal year 1994, of which 60% was for dialysis and related pharmacy services and 1% was for ambulatory surgery services. The balance of revenues, approximately 39%, was from insurance, private and other third-party payers.



  Stock Options



     Proceeds from the exercise of stock options are credited to Common Stock to the extent of par value, and the balance to additional paid-in capital. No charges or credits are made to earnings with respect to options

                      VIVRA INCORPORATED AND SUBSIDIARIES

                               NOVEMBER 30, 1994



granted or exercised. Income tax benefits derived from the exercise of non-incentive stock options and from sales of stock obtained from incentive stock options before the minimum holding period are credited to additional paid-in capital.



  Earnings Per Share



     Earnings per share have been computed based upon the weighted average number of shares of Common Stock outstanding during each year after adjusting for stock splits and giving effect for Common Stock equivalents arising from stock options.



 2. MARKETABLE SECURITIES



     Other income includes net realized losses of $496,000 on security transactions for the year ended November 30, 1992.



 3. ACQUISITIONS



     During 1994, the Company acquired five dialysis centers, four in Louisiana and one in Florida. Total consideration paid was $4,285,000, consisting of cash of $763,000 and 170,518 shares of the Company's Common Stock, which exceeded the fair value of assets acquired by approximately $1,810,000.



     Also during 1994, the Company acquired eight physician practice and related businesses. Total consideration paid was $8,759,000, consisting of cash of $6,559,000 and 86,695 shares of the Company's Common Stock, which exceeded the fair value of assets acquired by approximately $6,218,000.



     In January 1994, the Company purchased a 60% interest in South Coast Rehabilitation Services, a contract provider of occupational, speech and physical therapies for skilled nursing and sub-acute facilities, for $3,620,000 in cash, which exceeded the fair value of assets acquired by $3,864,000. The purchase agreement entitles the selling shareholders to receive further consideration based upon meeting predetermined earnings targets in the years 1994 through 1997. The 1994 earnings target was not met, therefore, no earnout payment was made.



     In November 1994, the Company purchased certain assets and liabilities of Allergy Clinics of America, Inc., a provider of outpatient asthma allergy care. Total consideration paid was $4,750,000, consisting of cash of $1,258,000 and 140,401 shares of the Company's Common Stock, which exceeded the fair value of assets acquired by approximately $2,088,000. The purchase agreement entitles the selling shareholders to receive further consideration based upon meeting predetermined earnings targets in the years 1995 through 1998.



     During 1993, the Company acquired six dialysis centers, four in California and two in Texas. Total consideration paid was $17,900,000, consisting of cash of $9,900,000 and 442,500 shares of the Company's Common Stock, which exceeded the fair value of assets acquired by approximately $9,200,000.



     During 1992, the Company acquired 11 dialysis centers, five in California, two in North Carolina, and one each in Connecticut, Georgia, Maryland and Washington, D.C. Total consideration paid was $16,387,000, consisting of cash of $14,755,000 and 83,892 shares of the Company's Common Stock, which exceeded the fair value of assets acquired by approximately $14,689,000.



     Effective April 1992, the Company acquired 100% of the outstanding capital stock of Health Advantage, Inc., a diabetes management company, in exchange for 224,073 shares of the Company's Common Stock with an aggregate market value of approximately $4,400,000.



     In June 1992, the Company acquired all of the outstanding capital stock of a surgery center located in Auburn, Washington, for 66,453 shares of the Company's Common Stock with an aggregate market value of approximately $1,329,000.

                      VIVRA INCORPORATED AND SUBSIDIARIES

                               NOVEMBER 30, 1994



     In July 1992, the Company purchased all of the net assets, including land and buildings, of a surgery center located in Bakersfield, California, for approximately $9,150,000, which exceeded the fair value of assets acquired by approximately $5,860,000.



     The acquisitions of three dialysis centers in 1994, in addition to one physician practice, two dialysis centers in 1993, in addition to Health Advantage, Inc., and the Auburn Washington, surgery center in 1992 have been accounted for as poolings of interest. Consolidated Financial Statements for the periods prior to the exchanges have not been restated as the effect of the poolings were not material to the Company.



     The acquisitions of the remaining two dialysis centers, seven physician practice businesses, the rehabilitation therapy and asthma allergy businesses in 1994, the four dialysis centers in 1993, all the dialysis centers acquired in 1992, and the surgery center in Bakersfield, California, in 1992 have all been accounted for as purchases and, accordingly, have been included in the statement of earnings since their dates of acquisition. For the 1994 acquisitions, including the poolings of interest, the results of operations prior to the dates of acquisition were not material to the Consolidated Financial Statements.



 4. DISCONTINUED OPERATIONS



     In December 1993, the Company sold its home healthcare nursing business, Personal Care Health Services, to National Medical Care, a wholly-owned subsidiary of W.R. Grace & Co. The cash proceeds net of retained assets, liabilities and taxes were approximately $5,900,000. Accordingly, the home healthcare nursing business has been classified as a discontinued operation in the accompanying Consolidated Statement of Earnings.



     Net assets held for sale in the accompanying Consolidated Balance Sheet are composed of $3,225.000 net current assets and $502,000 of net noncurrent assets as of November 30, 1993. These amounts consist primarily of accounts receivable, furniture and equipment and related liabilities.



     The sale of home healthcare nursing business resulted in a gain on the sale of discontinued operations in the accompanying Consolidated Statement of Earnings of $697,000, net of applicable income tax of $505,000, in 1994.



     Revenues applicable to discontinued operations were $17,716,000 and $18,624,000 in 1993 and 1992, respectively. Earnings from discontinued operations in the accompanying Consolidated Statement of Earnings were $554,000 and $152,000, net of applicable income tax of $402,000 and $107,000, in 1993 and 1992, respectively.



 5. PROPERTY, BUILDINGS AND EQUIPMENT



     Property, buildings and equipment are summarized as follows:



                                                                     NOVEMBER 30,
                                                                 ---------------------
                                                                   1994         1993
                                                                 --------     --------
                                                                    (IN THOUSANDS)
        Land...................................................  $  6,450     $  5,976
        Buildings and improvements.............................    38,290       34,619
        Furniture, fixtures and equipment......................    63,499       47,287
        Construction in progress (estimated costs to complete
          at November 1994 -- $2,185,000)......................     1,006          587
                                                                 --------     --------
                                                                  109,245       88,469
        Less accumulated depreciation..........................   (43,273)     (34,025)
                                                                 --------     --------
                                                                 $ 65,972     $ 54,444
                                                                 ========     ========

                      VIVRA INCORPORATED AND SUBSIDIARIES

                               NOVEMBER 30, 1994



 6. INCOME TAXES



     Effective December 1, 1993, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets. There was no cumulative effect of the change in the method of accounting for income taxes.



     The following deferred tax assets and liabilities included deferred liabilities totaling $250,000 which were acquired as part of the Company's 1994 acquisitions. Significant components of the Company's deferred tax assets and liabilities are as follows:



                                                                       NOVEMBER 30,
                                                                    ------------------
                                                                     1994        1993
                                                                    -------     ------
                                                                      (IN THOUSANDS)
        Deferred tax assets:
          Allowance for doubtful accounts.........................  $ 4,434     $2,453
          Accrued compensation....................................    2,250      1,132
          Accrued workers compensation insurance..................    1,633        535
          Accrued healthcare costs................................    1,062        932
          Other assets............................................    1,295        950
                                                                    -------     ------
        Total deferred tax assets.................................   10,674      6,002
        Deferred tax liabilities:
          Amortization of intangibles.............................    3,241      3,569
          Depreciation............................................    2,086      2,144
          Other liabilities.......................................      857        173
                                                                    -------     ------
        Total deferred tax liabilities............................    6,184      5,886
                                                                    -------     ------
        Net deferred tax assets...................................  $ 4,490     $  116
                                                                    =======     ======



     Income tax expense from continuing operations consists of the following:



                                                            YEAR ENDED NOVEMBER 30,
                                                        -------------------------------
                                                         1994        1993        1992
                                                        -------     -------     -------
                                                                (IN THOUSANDS)
        Current:
          Federal.....................................  $19,920     $14,114     $10,280
          State.......................................    5,372       3,753       2,657
        Deferred (credit).............................   (4,624)       (604)        258
                                                        -------     -------     -------
                                                        $20,668     $17,263     $13,195
                                                        =======     =======     =======

                      VIVRA INCORPORATED AND SUBSIDIARIES

                               NOVEMBER 30, 1994



     Deferred income taxes result from timing differences in the recognition of certain revenues and expenses for tax and financial statement purposes. The tax effects of these differences are:



                                                            YEAR ENDED NOVEMBER 30,
                                                        -------------------------------
                                                         1994        1993        1992
                                                        -------     -------     -------
                                                                (IN THOUSANDS)
        Amortization of intangibles...................  $   606     $ 1,297     $   929
        Provision for doubtful accounts in excess of
          amounts written off.........................   (1,537)
        Accrued compensation..........................   (1,118)
        Accrued workers compensation insurance........   (1,098)
        Health insurance reserves in excess of claims
          paid........................................     (129)       (912)
        Other.........................................   (1,348)       (989)       (671)
                                                        -------     -------     -------
                                                        $(4,624)    $  (604)    $   258
                                                        =======     =======     =======



     The differences between federal income taxes computed at the statutory rate and the total provision are:



                                                            YEAR ENDED NOVEMBER 30,
                                                        -------------------------------
                                                         1994        1993        1992
                                                        -------     -------     -------
                                                                (IN THOUSANDS)
        Federal income taxes at statutory rate........  $17,643     $14,387     $10,942
        State taxes on income, net of federal tax
          benefit.....................................    2,937       2,328       1,754
        Miscellaneous items...........................       88         548         499
                                                        -------     -------     -------
                                                        $20,668     $17,263     $13,195
                                                        =======     =======     =======



     The Company made income tax payments, net of refunds received, of $20,629,000, $14,523,000 and $11,727,000 in 1994, 1993 and 1992, respectively.



 7. LONG-TERM DEBT



     Long-term debt at November 30, 1994, consists of the following:



                                                           PRINCIPAL DUE    INSTALLMENTS DUE
                                                          WITHIN ONE YEAR    AFTER ONE YEAR
                                                          ---------------   ----------------
                                                                    (IN THOUSANDS)
        8 1/2% Subordinated Guaranteed Debenture due
          1995...........................................      $4,138
        Physician notes payable, collateralized by deeds
          of trust on physician practice assets with a
          cost of approximately $5,055,000, interest
          ranging from 5 1/2% to 8%, due through 2000....       2,063            $2,154
        Notes payable, collateralized by deeds of trust
          on land, buildings and equipment with a cost of
          approximately $3,200,000, interest ranging from
          7 1/4% to 13 1/2%, due through 2004............         298             2,784
                                                               ------            ------
                                                               $6,499            $4,938
                                                               ======            ======



     Interest paid was $433,000, $820,000 and $681,000 in 1994, 1993 and 1992,
respectively.

                      VIVRA INCORPORATED AND SUBSIDIARIES

                               NOVEMBER 30, 1994



     The approximate annual maturities of long-term debt at November 30, 1994, are as follows:



                           YEAR ENDING NOVEMBER 30,      (IN THOUSANDS)
                           ------------------------      --------------
                                  1995.................      $6,499
                                  1996.................         915
                                  1997.................       1,039
                                  1998.................         713
                                  1999.................         537



 8. CAPITAL STOCK AND STOCK OPTIONS



     The Company declared a three-for-two stock split for shareholders of record on November 10, 1993, with shares distributed on November 29, 1993. The number of shares and the earnings per share shown in the Consolidated Financial Statements, as well as information in this Note and Note 12, have been restated to reflect the stock split.



     The Company has three stock option plans under which stock options may be granted.



     The Company's 1989 Stock Incentive Plan provides for the granting of options to purchase Common Stock to officers and other employees. Options may be granted at not less than 100% of fair market value at the date of grant and are exercisable at various dates and expire no more than 10 years after the date of grant. Options may be paid for in cash or by the return of previously acquired shares of Common Stock. Shares acquired by the Company through option exercises were 77,378 in 1994, 61,347 in 1993 and 199,380 in 1992. These shares were included in treasury stock and were valued at market at the date of exercise. Treasury shares issued in lieu of Common Stock to effect stock option exercises were 77,378 in 1994, 124,685 in 1993 and 136,042 in 1992.



     As of November 30, 1994, 3,464,156 options had been granted, of which 1,014,241 are exercisable and 192,329 remain available for grant.



     A summary of activity under the plan during 1992, 1993 and 1994 is as follows:



                                                     NUMBER                         AGGREGATE
                                                    OF SHARES      PER SHARE       OPTION PRICE
                                                    ---------     ------------     ------------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
    Options outstanding at December 1, 1991.......  1,837,762     $ 5.57-17.60        $17,862
      Options granted.............................    533,625     $16.67-20.00         10,074
      Options cancelled and expired...............    (15,295)    $ 6.00-17.92           (155)
      Common Stock issued on exercise.............   (389,250)    $ 5.57-10.78         (2,927)
                                                    ---------     ------------        -------
    Options outstanding at November 30, 1992......  1,966,842     $ 5.57-20.00         24,854
      Options granted.............................    484,875     $15.83-23.25          8,387
      Options cancelled and expired...............    (22,580)    $ 5.57-19.33           (377)
      Common Stock issued on exercise.............   (550,627)    $ 5.57-18.67         (4,764)
                                                    ---------     ------------        -------
    Options outstanding at November 30, 1993......  1,878,510     $ 6.00-23.25         28,100
      Options granted.............................    455,475     $20.00-28.38         11,790
      Options cancelled and expired...............    (11,340)    $ 6.00-17.58           (182)
      Common Stock issued on exercise.............   (450,353)    $ 7.30-20.00         (4,384)
                                                    ---------     ------------        -------
    Options outstanding at November 30, 1994......  1,872,292     $ 6.81-28.38        $35,324
                                                    =========     ============        =======



     The market value of the Company's Common Stock at the date the options were exercised was $19.63-$28.75 for 1994, $15.33-$23.67 for 1993 and $16.84-$25.77
for 1992.

                      VIVRA INCORPORATED AND SUBSIDIARIES

                               NOVEMBER 30, 1994



     The Company adopted the Transition Consultants Stock Option Plan in connection with its spin-off from Community Psychiatric Centers on August 31, 1989. On that date options were granted to purchase 877,500 shares of the Company's Common Stock to four employees of Community Psychiatric Centers at $8.73, which was the fair market value at that date. As of November 30, 1994, 339,400 shares remain available for exercise, all of which are exercisable.



     A summary of activity under the plan during 1992, 1993 and 1994 is as follows:



                                                          NUMBER                      AGGREGATE
                                                         OF SHARES     PER SHARE     OPTION PRICE
                                                         ---------     ---------     ------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
    Options outstanding at December 1, 1991 and 1992...    559,875       $8.73          $ 4,888
      Common Stock issued on exercise..................    (34,875)      $8.73             (305)
                                                          --------       ------         -------
    Options outstanding at November 30, 1993...........    525,000       $8.73          $ 4,583
      Common Stock issued on exercise..................   (185,600)      $8,73           (1,620)
                                                          --------       -----          -------
    Options outstanding at November 30, 1994...........    339,400       $8.73          $ 2,963
                                                          ========       =====          =======



     The market value of the Company's Common Stock at the date the options were exercised was $18.33-$21.83 for 1993 and $22.00-$29.00 for 1994.



     During 1992, the Company established the Surgical Partners of America, Inc., 1992 Stock Option Plan. The plan provides for the granting of options to purchase common stock of the Company's subsidiary, Surgical Partners of America, Inc., to officers and other employees. Options may be granted at not less than 100% of the fair market value at the date of grant and are exercisable at various dates and expire no more than 10 years after the date of grant. Options may be paid for in cash or by the return of previously acquired shares of common stock. Upon exercise, the optionee is entitled at specific junctures to put shares received under the plan to the Company. The put price shall be the fair market value on the date of the put.



     As of November 30, 1994, 384,228 options had been granted, of which 225,772 are exercisable, and 455,772 remain available for grant.



     A summary of activity under the plan during 1992, 1993 and 1994 is as follows:



                                                          NUMBER                      AGGREGATE
                                                         OF SHARES     PER SHARE     OPTION PRICE
                                                         ---------     ---------     ------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
    Options granted on May 18, 1992....................   238,430      $     .10         $ 24
      Options granted..................................   145,798      $.50-1.65          174
                                                          -------      ---------         ----
    Options outstanding at November 30, 1992...........   384,228      $.10-1.65          198
      Options cancelled and expired....................   (73,442)     $.50-1.65          (63)
                                                          -------      ---------         ----
    Options outstanding at November 30, 1993...........   310,786      $.10-1.65          135
      Options cancelled and expired....................   (36,232)     $.10-1.65          (14)
                                                          -------      ---------         ----
    Options outstanding at November 30, 1994...........   274,554      $.10-1.65         $121
                                                          =======      =========         ====



 9. PROFIT SHARING AND 401(K) PLAN



     The Company's Profit Sharing Plan ("the Plan") is a noncontributory, trusteed profit sharing plan. All regular non-union employees in the United States (union employees are eligible if the collective bargaining agreement so specifies) with at least 1,000 hours of service per annum, over 21 years of age, and employed at fiscal year-end are eligible for participation in the Plan after one year of employment. Contributions to the Plan are discretionary and are determined annually by the Board of Directors. Effective February 1, 1993, the Plan was amended to add a 401(k) provision. Employees may make voluntary contributions of up to 10% of

                      VIVRA INCORPORATED AND SUBSIDIARIES

                               NOVEMBER 30, 1994



their before tax compensation under the 401(k) provision of the Plan and may also contribute up to an additional 10% of their after tax compensation in accordance with the original Plan provisions.



     Contributions to the Plan by the Company were $3,134,000, $1,574,000 and $1,021,000 for 1994, 1993 and 1992, respectively.



10. BUSINESS SEGMENT INFORMATION



     The Company is engaged in two principal business segments, Chronic Services and Other Services. Chronic Services consists of the dialysis, diabetes management, asthma allergy care and specialty pharmacy services businesses. Other Services consists of the rehabilitation therapy, ambulatory surgery and physician practice management businesses.



     The following tables have been prepared in accordance with the requirements of FASB Statement No. 14. This information has been derived from the Company's accounting records and represents the Company's estimates as to proper allocation of certain expenses.



                                                                  YEAR ENDED NOVEMBER 30,
                                                             ----------------------------------
                                                               1994         1993         1992
                                                             --------     --------     --------
                                                                       (IN THOUSANDS)
Operating revenues:
  Chronic Services.........................................  $257,441     $210,533     $160,152
  Other Services...........................................    27,208        6,227        2,103
                                                             --------     --------     --------
     Total operating revenues..............................  $284,649     $216,760     $162,255
                                                             ========     ========     ========
Operating profit:
  Chronic Services.........................................  $ 54,616     $ 44,500     $ 35,179
  Other Services...........................................      (790)         199         (663)
                                                             --------     --------     --------
     Total operating profit................................  $ 53,826     $ 44,699     $ 34,516
                                                             ========     ========     ========
Other income...............................................     1,870        1,221        1,498
Corporate expenses.........................................    (4,753)      (3,903)      (2,960)
Interest expense...........................................      (523)        (912)        (872)
                                                             --------     --------     --------
     Earnings from continuing operations before income
       taxes and minority interest.........................  $ 50,420     $ 41,105     $ 32,182
                                                             ========     ========     ========
Identifiable assets:
  Chronic Services.........................................  $158,783     $135,390     $109,714
  Other Services...........................................    26,044       12,278       10,751
  Assets held for sale/Home Nursing Services...............                  3,727        6,207
  Corporate................................................    91,180       56,083       43,503
                                                             --------     --------     --------
                                                             $276,007     $207,478     $170,175
                                                             ========     ========     ========
Depreciation expense:
  Chronic Services.........................................  $  8,710     $  6,746     $  4,649
  Other Services...........................................       717          337          127
  Corporate................................................       125          113           88
                                                             --------     --------     --------
                                                             $  9,552     $  7,196     $  4,864
                                                             ========     ========     ========

                      VIVRA INCORPORATED AND SUBSIDIARIES



             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


                               NOVEMBER 30, 1994



                                                                  YEAR ENDED NOVEMBER 30,
                                                             ----------------------------------
                                                               1994         1993         1992
                                                             --------     --------     --------
                                                                       (IN THOUSANDS)
Capitalized expenditures for property, buildings and
  equipment(1):
  Chronic Services.........................................  $ 14,949     $ 10,258     $  9,095
  Other Services...........................................     5,519        1,663          136
  Home Nursing Services....................................                                 107
  Corporate................................................        56          134           39
                                                             --------     --------     --------
                                                             $ 20,524     $ 12,055     $  9,377
                                                             ========     ========     ========


- ---------------


(1) Excludes assets acquired in business acquisitions of $2,107,000, $1,540,000 and $6,165,000 in 1994, 1993 and 1992, respectively.



11. COMMITMENTS AND CONTINGENCIES



  Commitments



     The Company rents office facilities under lease agreements which are classified for financial statement purposes as operating leases. The future minimum rental commitments under noncancellable operating leases at November 30, 1994, are summarized below:



                                                         (IN THOUSANDS)
                                                         --------------
                        1995...........................      $ 9,149
                        1996...........................        7,862
                        1997...........................        5,902
                        1998...........................        4,472
                        1999...........................        3,260



     Total rental expenses amounted to $8,041,000, $6,252,000 and $4,669,000 in 1994, 1993 and 1992, respectively.



  Contingencies



     On May 20, 1992, in the Pennsylvania Court of Common Pleas in Delaware County, a complaint was filed against the Company's subsidiary, Community Dialysis Centers (CDC). In September 1993, the court determined that the suit could proceed as a class action on behalf of 93 patients, subsequently reduced to 74, who were treated at one of the CDC facilities, some of whom are alleged to have died from or have been injured during the course of treatment. Unspecified compensatory and punitive damages are being claimed. Since May 20, 1992, four other individual actions have been filed asserting similar claims.



     The Company's insurer has assumed defense of these actions, and the merit of the claims and the extent of the damages are still under investigation. As the investigation is not complete, management is unable to make an informed judgment as to the ultimate resolution of such proceedings and their impact on the results of operations; however, it believes insurance coverage is sufficient to cover any losses likely to result from these actions and therefore any such claims should not have a material adverse effect on the Company's financial condition.



     The Company is also subject to other claims and suits in the ordinary course of business. Management believes that insurance is adequate to cover any such claims and the outcome of such claims should not have a material adverse effect on the Company's results of operations or financial condition.

                      VIVRA INCORPORATED AND SUBSIDIARIES



             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


                               NOVEMBER 30, 1994



12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)



     The following is a tabulation of the unaudited quarterly data for the three years ended November 30, 1994.



                                                                   THREE MONTHS ENDED
                                                  -----------------------------------------------------
                                                  FEBRUARY 28/29    MAY 31     AUGUST 31    NOVEMBER 30
                                                  --------------    -------    ---------    -----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AND PRICE DATA)
1994
Total revenues..................................     $ 63,536       $69,602     $73,887       $77,624
Earnings from continuing operations.............        6,840         7,403       7,678         7,821
Gain on sale of discontinued operations.........          697
                                                     --------       -------     -------       -------
Net earnings....................................        7,537         7,403       7,678         7,821
Earnings per share:
Primary:
  Continuing operations.........................          .34           .36         .37           .38
  Gain on sale of discontinued operations.......          .03
                                                     --------       -------     -------       -------
  Net earnings..................................          .37           .36         .37           .38
Fully diluted:
  Continuing operations.........................          .34           .36         .37           .38
  Gain on sale of discontinued operations.......          .03
                                                     --------       -------     -------       -------
  Net earnings..................................          .37           .36         .37           .38
Stock prices:
  High..........................................           26        26 5/8      25 5/8        29 1/2
  Low...........................................       19 5/8        22 3/4      22 3/4        25 1/2
1993
Total revenues..................................     $ 48,693       $52,377     $56,115       $59,575
Earnings from continuing operations.............        5,293         5,862       6,361         6,326
Earnings from discontinued operations...........           84           163         151           156
                                                     --------       -------     -------       -------
Net earnings....................................        5,377         6,025       6,512         6,482
Earnings per share:
Primary:
  Continuing operations.........................          .28           .30         .31(1)        .31
  Discontinued operations.......................                        .01         .01           .01
                                                     --------       -------     -------       -------
  Net earnings..................................          .28           .31         .32           .32
Fully diluted:
  Continuing operations.........................          .28           .30         .31(1)        .31
  Discontinued operations.......................                        .01         .01           .01
                                                     --------       -------     -------       -------
Net earnings....................................          .28           .31         .32           .32
Stock prices:
  High..........................................       19 7/8        18 2/3      23 1/4        23 2/3
  Low...........................................       15 1/8        14 7/8          18        18 7/8

                      VIVRA INCORPORATED AND SUBSIDIARIES



             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


                               NOVEMBER 30, 1994



                                                                   THREE MONTHS ENDED
                                                  -----------------------------------------------------
                                                  FEBRUARY 28/29    MAY 31     AUGUST 31    NOVEMBER 30
                                                  --------------    -------    ---------    -----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AND PRICE DATA)
1992
Total revenues..................................      $34,935       $36,877     $43,881       $46,562
Earnings from continuing operations.............        4,380         4,708       4,845         5,054
Earnings from discontinued operations...........           81            37          15            19
                                                      -------       -------     -------       -------
Net earnings....................................        4,461         4,745       4,860         5,073
Earnings per share:
Primary:
  Continuing operations.........................          .23           .24         .25           .25
  Discontinued operations(2)
                                                      -------       -------     -------       -------
  Net earnings..................................          .23           .24         .25           .25
Fully diluted:
  Continuing operations.........................          .23           .24         .25           .25
  Discontinued operations(2)
                                                      -------       -------     -------       -------
  Net earnings..................................          .23           .24         .25           .25
Stock prices:
  High..........................................           25 1/8        21 1/8      20 1/2        20
  Low...........................................           17 7/8        18 1/2      16 3/8        16 5/8


- ---------------


(1) As a result of rounding and the restatement of earnings from continuing operations in 1993, year to date third quarter earnings per share from continuing operations is $.88 rather than $.89.



(2) Earnings related to the discontinued operations for the 1992 year totaled $.01; however, no individual quarter exceeded $.005.

- ------------------------------------------------------
- ------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS


                                            PAGE
                                            ----
Incorporation of Certain Documents by
  Reference...............................    2
Prospectus Summary........................    3
Investment Considerations.................    4
Use of Proceeds...........................    7
Price Range of Common Stock...............    7
Dividend Policy...........................    7
Capitalization............................    8
Selected Consolidated Financial
  Information.............................    9
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   10
Business..................................   13
Management................................   24
Selling Stockholder.......................   26
Underwriting..............................   27
Legal Matters.............................   28
Experts...................................   28
Available Information.....................   28


- ------------------------------------------------------
- ------------------------------------------------------


- ------------------------------------------------------
- ------------------------------------------------------


                                2,000,000 SHARES


                                     [LOGO]

                                  COMMON STOCK

                              -------------------

                                   PROSPECTUS

                              -------------------

                               ALEX. BROWN & SONS
                                  INCORPORATED

                           DEAN WITTER REYNOLDS INC.

                             MONTGOMERY SECURITIES

                               February   , 1995

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses being paid by the Company in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee and the New York Stock Exchange fee and the National Association of Securities Dealers, Inc. filing fee. None of the expenses will be paid by the selling stockholder.


                                                                             PAYABLE BY REGISTRANT
                                                                             ---------------------
SEC registration fee.......................................................         $ 23,580
NASD filing fee............................................................            5,546
New York Stock Exchange listing fee........................................            6,038
Blue Sky fees and expenses.................................................           10,000
Accounting fees and expenses...............................................           20,000
Legal fees and expenses....................................................           60,000
Printing expenses..........................................................           70,000
Registrar and transfer agent's fees and expenses...........................            5,000
Miscellaneous..............................................................            9,836
                                                                                    --------
          Total............................................................         $210,000
                                                                                    ========



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 145 of the Delaware General Corporation Law permits the Company's board of directors to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of the Company, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

     Article 8 of the Company's Restated Certificate of Incorporation provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law. In addition, the Company has entered into separate indemnification agreements with its directors and officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

     The Underwriting Agreement provides for indemnification by the Underwriters of the Company, its directors and officers, and by the Company and the Selling Stockholder of the Underwriters, for certain liabilities, including liabilities arising under the Act, and affords certain rights of contribution with respect thereto.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


        EXHIBIT
        NUMBER                                    DESCRIPTION
        ------                                    -----------
          1.1      Form of Underwriting Agreement.
          4.1      Form of Common Stock Certificate (filed as Exhibit 4C to Registrant's
                   Registration Statement on Form 10, File No. 1-10621 and incorporated in full herein by this reference).

        EXHIBIT
        NUMBER                                    DESCRIPTION
        ------                                    -----------
          4.2      Form of Rights Agreement between Registrant and Bank of America National
                   Trust and Savings Association (filed as Exhibit 4D to Registrant's
                   Registration Statement on Form 10, File No. 1-10621 and incorporated in full herein by this reference).
          4.3      Certificate of Designation of Series A Junior Participating Preferred
                   Stock (filed as Exhibit 3.2 to Registrant's Registration Statement on Form
                   S-1, File No. 33-34438 and incorporated in full herein by this reference).
          5.1*     Opinion of Pillsbury Madison & Sutro.
         23.1      Consent of Pillsbury Madison & Sutro (included in Exhibit 5.1).
         23.2      Consent of Ernst & Young LLP.
         24.1*     Powers of Attorney of certain officers and directors of the Company.
         24.2*     Power of Attorney of David G. Conner, M.D.


- ---------------


* Previously filed


ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes:

          (1) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 487(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective;

          (2) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) each filing of the Company's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Burlingame and State of California on February 8, 1995.


                                          VIVRA INCORPORATED


                                          By       /s/  LEANNE ZUMWALT
                                            ---------------------------------


                                                      (LeAnne Zumwalt,


                                                 Vice President -- Finance)



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.



                    SIGNATURE                                TITLE                     DATE
                    ---------                                -----                     ----
                /s/  KENT J. THIRY*                  Director, President and       February 8, 1995
    ------------------------------------------         Chief Executive Officer
                    (Kent J. Thiry)                  (Principal Executive
                                                       Officer)

            /s/  DAVID G. CONNOR, M.D.*                                            February 8, 1995
    ------------------------------------------       Director
                (David G. Connor, M.D.)

                 /s/  JOHN M. NEHRA*                                               February 8, 1995
    ------------------------------------------       Director
                     (John M. Nehra)

              /s/  RICHARD B. FONTAINE*                                            February 8, 1995
    ------------------------------------------       Director
                  (Richard B. Fontaine)

              /s/  STEPHEN G. PAGLIUCA*                                            February 8, 1995
    ------------------------------------------       Director
                  (Stephen G. Pagliuca)

                    LEANNE ZUMWALT                   Director and Vice             February 8, 1995
    ------------------------------------------         President -- Finance
                   (LeAnne Zumwalt)                  (Principal Accounting
                                                       Officer)

              /s/  WILLIAM H. MALKMUS*               Treasurer and Secretary       February 8, 1995
    ------------------------------------------       (Principal Financial
                  (William H. Malkmus)                 Officer)


        *By     /s/  LEANNE ZUMWALT
    ------------------------------------------
                     LeAnne Zumwalt
                    Attorney-in-fact

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                                        DESCRIPTION
- ------                                        -----------
  1.1      Form of Underwriting Agreement
  4.1      Form of Common Stock Certificate (filed as Exhibit 4C to Registrant's Registration
           Statement on Form 10, File No. 1-10621 and incorporated in full herein by this reference).
  4.2      Form of Rights Agreement between Registrant and Bank of America National Trust and
           Savings Association (filed as Exhibit 4D to Registrant's Registration Statement on
           Form 10, File No. 1-10621 and incorporated in full herein by this reference).
  4.3      Certificate of Designation of Series A Junior Participating Preferred Stock (filed as Exhibit 3.2 to Registrant's Registration Statement on Form S-1, File No.
           33-34438 and incorporated in full herein by this reference).
  5.1*     Opinion of Pillsbury Madison & Sutro.
 23.1      Consent of Pillsbury Madison & Sutro (included in Exhibit 5.1).
 23.2      Consent of Ernst & Young LLP.
 24.1*     Powers of Attorney of certain officers and directors of the Company.
 24.2*     Power of Attorney of David G. Conner, M.D.


- ---------------


* Previously filed